SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 24, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2009,
together with the Independent Auditor´s Report

CONTENTS

•	Independent Auditor´s Report
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries
•	Earnings distribution proposal

INDEPENDENT AUDITOR’S REPORT
Translation into English – Originally issued in Spanish
See Note 23 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have audited the accompanying balance sheet of BANCO MACRO S.A. as of December 31, 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, and the related consolidated statements of income and cash flows for the year then ended, which are disclosed as supplementary information.

2.
The Bank’s Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina). This responsibility includes designing, implementing and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3.
We conducted our audit in accordance with auditing standards effective in Argentina and the “Minimum external auditing standards” issued by the BCRA. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit includes performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Bank’s internal controls relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.
As described in note 5 to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph were prepared by the Bank in accordance with the accounting standards set forth by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

5.
As further explained in Note 23, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

6.
In our opinion, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, and the related results of its operations and cash flows for the year then ended, in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the fourth paragraph, with respect to the professional accounting standards effective in Argentina.

7.
With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, which were presented for comparative purposes, we report that, on February 19, 2009, we issued an audit report that included qualifications for differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying stand-alone financial statements.

After issuing the abovementioned report, the financial statements as of December 31, 2008 were adjusted to give a retroactive effect to Nuevo Banco Bisel S.A.’s merger with and into Banco Macro S.A., because of comparative purposes, as it is mentioned in note 3.1. to the accompanying stand-alone financial statements. We have audited these changes and, in our opinion, they have been appropriately included in the financial statements for the year ended December 31, 2008.

8.	In compliance with current legal requirements, we report that:

a)
The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book and, in our opinion, were prepared in all material respects, in conformity with the applicable BCRA rules, Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)
The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the reglamentary rules of the Central Bank of Argentina and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)
As of December 31, 2009, liabilities accrued for employer and employee contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 15,567,368, none of which was due as of that date.

d)
During the fiscal year ended December 31, 2009, we invoiced fees for auditing services rendered to the Bank, which represent 100% of total invoicing to the Bank for any item, 68% of total auditing services invoiced to the Bank and its subsidiaries, and 68% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,
February 11, 2010
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2009

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:  Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Carlos M. Szpunar
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)
ASSETS

A. CASH
Cash on hand	1,110,141	923,894
Due from banks and correspondents
Central Bank of Argentina	2,693,319	1,843,185
Local Other	11,299	9,002
Foreign	324,410	306,975
Other	237	216
	4,139,406	3,083,272

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts	659,371	448,305
Holdings for trading or financial intermediation	1,114,043	280,775
Unlisted government securities	73,645	62,249
Instruments issued by the Central Bank of Argentina	4,565,724	3,838,382
less: Allowances (Exhibit J)	(44)	(27)
	6,412,739	4,629,684

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	205,817	737,221
To the financial sector
Interfinancing (granted call)	50,000	67,030
Other financing to Argentine Financial Institutions	40,442	37,836
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	474	573
To the non-financial private sector and foreign residents
Overdrafts	1,348,982	1,499,023
Documents	1,396,939	1,331,227
Mortgage loans	716,390	707,802
Pledged loans	261,251	338,012
Personal loans	3,400,982	3,235,539
Credit cards	893,450	818,852
Other (Note 6.1.)	2,075,770	1,911,128
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	172,589	186,058
less: Unearned discount	(20,466)	(31,021)
less: Allowances (Exhibit J)	(416,233)	(407,682)
	10,126,387	10,431,598

(1) See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	1,259,703	388,070
Amounts receivable from spot and forward sales pending settlement	1,343	545,448
Securities and foreign currency receivable from spot and forward purchases pending settlement	592,941	35,199
Unlisted corporate bonds (Exhibits B, C and D)	30,104	21,496
Receivables from forward transactions without delivery of underlying asset	5,295	109
Other receivables not covered by debtors classification standards (Note 6.2.)	547,927	553,075
Other receivables covered by debtors classification standards (Exhibits B, C and D)	65,461	54,863
less: Allowances (Exhibit J)	(230,655)	(228,021)
	2,272,119	1,370,239

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	242,550	350,050
less: Allowances (Exhibit J)	(3,314)	(5,063)
	239,236	344,987

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	347,862	238,197
Other	50,192	36,981
less: Allowances (Exhibit J)	(747)	(247)
	397,307	274,931

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	12,231	43,358
Minimum presumed income tax - Tax Credit	10,170	25,704
Other (Note 6.3.)	319,837	179,097
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	481	2,502
less: Allowances (Exhibit J)	(13,949)	(15,811)
	328,770	234,850

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	396,645	394,868

I. OTHER ASSETS (Exhibit F)	112,874	135,531

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	55,045	63,477
Organization and development costs	147,568	123,183
	202,613	186,660

K. ITEMS PENDING ALLOCATION	2,637	3,127

TOTAL ASSETS	24,630,733	21,089,747

(1) See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)
LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	3,046,958	3,468,652
From the financial sector	14,046	22,420
From the non-financial private sector and foreign residents
Checking accounts	2,649,706	2,324,981
Savings accounts	3,177,739	2,690,011
Time deposits	7,138,604	5,568,872
Investment accounts	52,286	155,936
Other (Note 6.4.)	396,100	305,874
Accrued interest, adjustments, foreign exchange and quoted price differences payables	61,213	58,263
	16,536,652	14,595,009

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	1,849	302,631
Banks and International Institutions (Exhibit I)	219,743	224,968
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	601,016	708,354
Amounts payable for spot and forward purchases pending settlement	540,290	30,463
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,047,557	749,747
Financing received from Argentine financial institutions (Exhibit I)
Interfinancing - (received call)	145,000	13,815
Other financing received from Argentine Financial Institutions	18,957	24,139
Accrued interest payables	78	5
Forward transactions amounts pending settlement without delivery of underlying asset		5,949
Other (Note 6.5. and Exhibit I)	645,582	583,790
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	50,383	49,783
	3,270,455	2,693,644

N. OTHER LIABILITIES
Other (Note 6.6.)	814,251	383,801
	814,251	383,801

O. PROVISIONS (Exhibit J)	74,411	71,758

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	572,473	521,681

Q. ITEMS PENDING ALLOCATION	3,690	1,943

TOTAL LIABILITIES	21,271,932	18,267,836

SHAREHOLDERS' EQUITY (As per related statement)	3,358,801	2,821,911

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	24,630,733	21,089,747

(1) See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,311,074	11,754,150

Contingent	4,162,339	3,396,884
Guarantees received	3,656,155	3,022,155
Other not covered by debtors classification standards	359	346
Contingent debit-balance contra accounts	505,825	374,383
Control	5,126,009	4,758,904
Receivables classified as irrecoverable	784,046	770,402
Other (Note 6.7.)	4,080,777	3,729,199
Control debit-balance contra accounts	261,186	259,303
Derivatives	1,022,726	3,598,362
Notional value of put options taken (Note 11.d))	25,229	24,349
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	461,234	2,219,777
Interest rate swap (Note 11.b))	157,917	39,422
Derivatives debit-balance contra accounts	378,346	1,314,814

CREDIT-BALANCE ACCOUNTS	10,311,074	11,754,150

Contingent	4,162,339	3,396,884
Guarantees provided to BCRA		141,353
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	124,324	85,187
Other guarantees provided not covered by debtors classification standards	130,826	57,758
Other covered by debtors classification standards (Exhibits B, C and D)	250,675	90,085
Contingent credit-balance contra accounts	3,656,514	3,022,501
Control	5,126,009	4,758,904
Checks to be credited	261,186	259,303
Control credit-balance contra accounts	4,864,823	4,499,601
Derivatives	1,022,726	3,598,362
Notional value of call option sold (Note 11.e))	22,030
Notional value of put options sold (Note 11.c))	69,900	99,826
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	286,416	1,214,988
Derivatives credit-balance contra account	644,380	2,283,548

(1) See Note 3.1.

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
AS OF DECEMBER 31, 2009 AND 2008
(Translation on financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)

A. FINANCIAL INCOME
Interest on cash and due from banks	83	3,681
Interest on loans to the financial sector	7,114	15,679
Interest on overdrafts	322,141	346,591
Interest on documents	191,092	180,329
Interest on mortgage loans	99,453	93,050
Interest on pledged loans	54,806	63,984
Interest on credit card loans	170,003	109,763
Interest on other loans	1,069,774	889,009
Interest on other receivables from financial intermediation	73	13,920
Income from government and private securities, net (Note 6.8.)	1,293,996	644,069
Income from guaranteed loans - Presidential Decree No. 1,387/01	7,091	36,991
CER (Benchmark Stabilization Coefficient) adjustment	18,544	70,317
CVS (Salary Variation Coefficient) adjustment	727	817
Difference in quoted prices of gold and foreign currency	120,337	128,616
Other (Note 6.9.)	191,381	245,127
	3,546,615	2,841,943

B. FINANCIAL EXPENSE
Interest on checking accounts	14,562	14,961
Interest on savings accounts	16,819	14,414
Interest on time deposits	1,093,071	891,113
Interest on interfinancing received loans (received call)	2,521	4,424
Interest on other financing from Financial Institutions	62	28
Interest on other liabilities from financial intermediation	81,480	90,896
Interest on subordinated bonds	54,874	47,523
Other interest	2,692	8,762
CER adjustment	4,340	32,870
Contribution to Deposit Guarantee Fund	27,916	24,224
Other (Note 6.10.)	140,631	153,805
	1,438,968	1,283,020

GROSS INTERMEDIATION MARGIN - GAIN	2,107,647	1,558,923

C. PROVISION FOR LOAN LOSSES	185,748	276,385

D. SERVICE-CHARGE INCOME
Related to lending transactions	51,476	55,186
Related to deposits	615,378	539,561
Other commissions	29,032	23,528
Other (Note 6.11.)	249,377	191,976
	945,263	810,251

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
AS OF DECEMBER 31, 2009 AND 2008
(Translation on financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)

E. SERVICE-CHARGE EXPENSE
Commissions	53,578	50,955
Other (Note 6.12.)	155,541	107,947
	209,119	158,902

F. ADMINISTRATIVE EXPENSES
Personnel expenses	884,226	730,700
Directors' and statutory auditors' fees	30,362	21,705
Other professional fees	58,692	48,057
Advertising and publicity	45,251	51,477
Taxes	71,196	64,418
Depreciation of equipment	50,922	47,275
Amortization of organization costs	30,964	23,932
Other operating expenses (Note 6.13.)	198,409	156,577
Other	21,189	16,955
	1,391,211	1,161,096

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,266,832	772,791

G. OTHER INCOME
Income from long-term investments	132,788	40,755
Penalty interest	23,100	14,592
Recovered loans and allowances reversed	45,631	93,129
CER adjustments	74	95
Other (Note 6.14.)	46,995	54,965
	248,588	203,536

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	10	25
Charges for other receivables uncollectibility and other allowances	18,497	34,378
Amortization of differences from deposits dollarization	16,237	19,422
Depreciation and loss of other assets	6,757	2,149
Goodwill amortization	8,432	8,439
Other (Note 6.15.)	99,557	24,260
	149,490	88,673

NET INCOME BEFORE INCOME TAX - GAIN	1,365,930	887,654

I. INCOME TAX (Note 4.)	614,000	227,604

NET INCOME FOR THE FISCAL YEAR - GAIN	751,930	660,050

(1) See Note 3.1.

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009									12/31/2008 (1)

					Earnings reserved
Changes	Capital stock	Stock issuance premium		Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year
-Banco Macro	683,979	394,584		4,511	481,743		211	1,251,569	2,816,597	2,707,706
-Nuevo Banco Bisel S.A.	911,687	3,502			56,954		109,245	307,985	1,389,373	1,113,366
-Merger Effects (1)	(910,539)	664			(56,954)		(109,245)	(307,985)	(1,384,059)	(1,108,052)

Merger Balances	685,127	398,750	(2)	4,511	481,743		211	1,251,569	2,821,911	2,713,020

Own shares reacquired								(56,665)	(56,665)	(380,164)

Capital stock decrease approved by the shareholders’ meeting of April 21, 2009 (3)	(60,000)							60,000

Capital stock decrease approved by the shareholders’ meeting of September 10, 2009 (3)	(30,642)							30,642

Distribution of Unappropriated earnings, which was approved by the shareholders’ meeting of May 12, 2009 and April 29, 2008, respectively
-Legal Earning Reserved					132,010			(132,010)
-Cash Dividends (4)								(148,335)	(148,335)	(170,995)
-Normative Earning Reserved (5)						50,510		(50,510)
-Tax on Personal Assests								(10,040)	(10,040)

Reversal of special reserve from Corporate Bonds (5)						(50,510)		50,510

Net income for the fiscal year - Gain								751,930	751,930	660,050

Balances at the end of the fiscal year	594,485	398,750		4,511	613,753		211	1,747,091	3,358,801	2,821,911

(1) See Notes 2.6 and 3.1.
(2) Includes merger premium for 4,166
(3) See Note 3.3.q.2) and 9.
(4) Related to the amount that was actually paid by the Bank based on the outstanding shares on the payment date of the distribution of earnings in cash approved by the General Special Shareholders’ Meeting held May 12, 2009, which was authorized by the Central Bank on September 4, 2009. The amount approved totaled 149,870.
(5) See Note 10.b.1)

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	3,083,272	2,793,791
Cash at end of the fiscal year	4,139,611	3,083,272
Net increase in cash	1,056,339	289,481

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(656,816)	45,404
Loans
To the financial sector	21,638	69,760
To the non-financial government sector	51,302	72,435
To the non-financial private sector and foreign residents	1,527,043	244,763
Other receivables from financial intermediation	(196,253)	(323,670)
Assets subject to financial leases	165,718	82,762
Deposits
From the financial sector	(8,374)	10,741
From the non-financial government sector	(629,938)	1,943,257
From the non-financial private sector and foreign residents	1,415,265	(645,908)
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	128,664	(43,256)
Others (except liabilities included under financing activities)	503,469	99,362
Collections related to service-charge income	944,673	808,693
Payments related to service-charge expenses	(209,228)	(159,383)
Administrative expenses paid	(1,281,028)	(1,021,846)
Payment of organization and development costs	(41,555)	(39,800)
Net collections related to punitive interest	23,090	14,567
Differences from payments related to court orders	(30,030)	(15,757)
Collections of dividends from other companies	10,447	30,612
Other payments related to other income and losses	(17,860)	(1,913)
(Payments) / Net collections from other operating activities	(24,307)	7,409
Payment of income tax	(298,908)	(69,737)
Net cash flows generated in operating activities	1,397,012	1,108,495

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)
Investing activities
Net payments for bank premises and equipment	(30,421)	(58,044)
Net (payments)/collections for other assets	(1,204)	17,621
Payments from purchase of investments in other companies		(635)
Collections from sales of investments in other companies	215	911
Other payments for other investing activities	(751)	(886)
Net cash flows used in investing activities	(32,161)	(41,033)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(108,424)	(133,211)
Central Bank of Argentina
Other	(76,733)	(79,317)
Banks and International Institutions	(22,318)	47,204
Subordinated corporate bonds	(56,225)	(18,397)
Financing received from Argentine financial institutions	(5,171)	(63,331)
Dividend payments	(148,335)	(170,995)
Other payments for financing activities
Own shares reacquired	(56,665)	(380,164)
Net cash flows used in financing activities	(473,871)	(798,211)

Financial income and holding gains on cash and cash equivalents	165,359	20,230

Net increase in cash	1,056,339	289,481

(1) See Note 3.1.

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopts other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and since March 24, 2006, it began listing its shares on the New York Stock Exchange (see also note 9).

Since 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 2001, 2004 and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. (see note 2.6), respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As December 31 2009, and 2008, the deposits of the Misiones Provincial Government amounted to 458,678 and 389,076 (including 61,159 and 52,889 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As December 31 2009, and 2008, the deposits of the Salta Provincial Government amounted to 259,912 and 453,723 (including 111,370 and 89,835 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As December 31 2009, and 2008, the deposits of the Jujuy Provincial Government amounted to 347,028 and 384,868 (including 54,815 and 49,201 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

According to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As December 31 2009, and 2008, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 426,832 and 405,577 (including 271,381 and 218,026 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As December 31 2009, and 2008, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 3,986 and 4,153 respectively.

Also, as of December 31 2009, and 2008, the net income recorded through the method mentioned in the previous paragraph, amounted to 7,346 and 7,217, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of December 31 2009, and 2008, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 10 and 4, respectively.

Also, as of December 31 2009, and 2008, net loss booked under the method mentioned in the previous paragraph was 12 and 78, respectively.

2.6.	Merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement", which established the incorporation of the latter to Banco Macro S.A. retroactively as from January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also note 7.1.f)).

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange relationship. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank (Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedades de Bolsa).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Subsequently, the BCBA, the Central Bank of Argentina (BCRA) and the CNV (Argentine securities commission), authorized the abovementioned merger, which was registered with the IGJ (Business Associations Regulatory Agency). Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of former Nuevo Banco Bisel S.A.

Finally, on August 18, 2009, the BCRA reported Nuevo Banco Bisel S.A.’s merger with and into Banco Macro S.A.

In September 2009, the shares issued were accredited to the minority shareholders of the bank merged with and into the Bank. Additionally, during October 2009, Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa proceeded to sell those shares. (see also note 3.1.)

2.7.	Banco Privado de Inversiones S.A

On December 24, 2009, the Bank made an offer to acquire 100% of Banco Privado de Inversiones S.A.’s shares, which was accepted by the Board of Directors of such bank.

As agreed by the parties, a due diligence process was initiated and it will finish with the execution of the purchase agreement, before February 24, 2010, which shall be subject to approval by the BCRA.

It is noteworthy that, based on the financial information provided by Banco Privado de Inversiones S.A. (unaudited information), as of December 31, 2009, such bank has assets amounting to 442,620, liabilities amounting to 418,762 and shareholders’ equity amounting to 23,858.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with BCRA rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under Argentine Central Bank rules, the balance sheet, statements of income, changes in shareholders’ equity and cash flows as of December 31, 2009, and supplementary information are presented comparatively with information as of the prior fiscal year.

Additionally, and mainly as a result of the merger described in note 2.6., the Bank’s financial statements and supplementary information as of December 31, 2008, were restated for comparative purposes and, as a result, we consolidated the stand-alone balance sheets and statements of income, changes in shareholders’ equity, and cash flows of Banco Macro S.A. and former Nuevo Banco Bisel S.A. as of December 31, 2008, eliminating the receivables and payables between both banks, considering the sale of the minority shareholders’ shares mentioned in note 2.6 and generating:

i)	Increase in Banco Macro S.A.’s capital stock, as a result of the merger according to the exchange relationship established in the merger agreement between both banks.

ii)	The difference between the face value of minority shares of former Nuevo Banco Bisel S.A. and the value of such shares valued by the equity method was recorded in stock issuance premium.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of December 31, 2009, and 2008, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for each year.

b)	Government and private securities:

b.1)	Listed:

i.
Holdings in special investment accounts: in accordance with the provisions of BCRA Communiqués “A” 4,676, 4,861 of June 5, 2007, and October 30, 2008, as supplemented, the Bank chose to classify certain holdings as “Special investment accounts”. As of each year-end, those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification, net of the offset account, as further described below.

When the market value of each security is lower than the book value, the accrual of the internal rate of return and the CER will be recorded in a contra offset balance sheet account created for this purpose, until the book value equals the market value. This offset account will be recognized in the income statement when the market value of the securities is above their book value.

In Exhibit A and Exhibit I to the consolidated financial statements, the market values of these holdings are disclosed at the stand-alone level and consolidated level, respectively.

As provided by Central Bank Communiqué “A” 5024, as of December 31, 2010, such valuation method should be fully settled, and no other holdings will be included therein.

ii.
Holdings for trading or financial intermediation and instruments issued by BCRA: they were valued at the quoted price of each security effective at the last business day of each year. Differences in quoted market values were recorded in the statement of income for each fiscal year.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

b.2)	Unlisted:

i.
Unlisted government securities: as of December 31,2009, and 2008, they were valued in accordance with Central Bank Communiqués “A” 4898 and 3911, respectively. Both communiqués, that specifically develop valuation method for certain assistance to the non-financial government sector, establish comparisons of market, present and book values, as the case may be, as well as the potential use of offset accounts.

In particular, in the case of holdings of government securities without volatility published and included on the list of present values published by BCRA, Communiqué “A” 4,898 provides that they should be valued at the higher of the present value published by the Central Bank and the book value as of January 31, 2009, net of financial services collected after such date and the related offset account, as further described below (book value).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an offset account created to such end until the book value equals the present value, and such offset account is reversed by allocating a charge to income as long as its amount exceeds the positive difference between the present value and the book value of those holdings.

The present values published by BCRA arise from the curve of yields on securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology published by such institution.

ii.	Instruments issued by BCRA: they were valued at their cost value increased exponentially by their internal rate of return, as provided by BCRA Communiqué “A” 4,414.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of December 31, 2009 and 2008, they were valued in accordance with Central Bank Communiqués “A” 4898 and 3911, respectively. Both communiqués, that specifically develop valuation method for certain loans to the non-financial government sector, establish comparisons of market, present and book values, as the case may be, as well as the potential use of offset accounts.

Particularly, in the case of guaranteed loans issued by the Argentine Government under Decree No. 1387/01, Communiqué “A” 4,898, establishes that they should be valued at the higher of the present value published by the Central Bank and the book value as of January 31, 2009, net of financial services collected after such date and the related offset account (book value) as further explained in note 3.3.b.2).i.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in special investment accounts and unlisted government securities: as explained in note 3.3.b.1).i and 3.3.b.2)i, respectively.

e.2)	Guaranteed loans: as explained in note 3.3.c).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. Since February 3, 2002, principal was adjusted by the CER through each year-end, where applicable.

e.4)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of each year.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current year.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, the related accrued interest. Differences in quoted market values were recorded in the statement of income of each year.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each year.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i)
Listed: they were valued at the effective quoted prices for each of them on the last business day of each year. Differences in quoted market values were recorded in the statement of income of each fiscal year.

ii)	Unlisted: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.
Debt securities: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

ii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificates of participation. As of December 31, 2009, and 2008, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

iii.
Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued until the last business day of each year, switched into Argentine pesos according to the method described in note 3.3.a), as appropriate.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by BCRA Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of each year-end, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

i)	Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

In addition, the Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:

m.1)	Put options sold on Boden 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each year- end.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income of each year.

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded whenever it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each year-end, converted into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2., was included in the Adjustments to Shareholders’ Equity account.

q.2)
The purchase cost of own shares reaquired was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury". The decrease in own shares reacquired as a result of the capital decrease was credited against unappropriated retained earnings (see also note 9).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the fiscal years ended December 31, 2009, and 2008 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of December 31, 2009, such securities total 205, while as of December 31, 2008, the Bank had no such securities.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets.  Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2009, and 2008, the Bank estimated an income tax charge in the amount of 614,000 and 227,604, respectively. hence, no minimum presumed income tax should be assessed.

Additionally, as of December 31, 2009, the Bank made income tax prepayments for 151,395 for the 2009 tax year, which were recorded in the Other receivables account.

Furthermore, as of December 31, 2009, and 2008, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 36,250 and 30,200, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of December 31, 2009, it capitalized income tax prepayments in the amount of 22,532 for fiscal year 2009.

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25 and 52/2009, approved technical resolutions Nos. 23 through 27, respectively.  In this regard, Technical Resolutions No. 26 and 27 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2011.

These professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA rules. The differences between those standards, which the Bank identified and deemed significant to these financial statements, are as follows. The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in note 1 to the consolidated financial statements and taking into account note  2.6. y 3.1.:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

a)
Holdings recorded in special investment accounts, unlisted government securities, unlisted instruments issued by BCRA and guaranteed loans: they are valued in accordance with the regulations and standards issued by the Argentine Government and BCRA described in notes 3.3.b.1)i, 3.3.b.2) and 3.3.c). Additionally, effective loan-loss provisioning regulations issued by BCRA establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:

a.1)
Holdings in special investment accounts: as of December 31, 2009, and 2008 the Bank charged 659,371 and 448,305, at stand-alone level and at consolidated level, respectively, for certain Argentine government securities. According to the professional accounting standards, as the Bank does not show indications of keeping such holdings through their maturity, they should be valued at their market value. According to this valuation method, assets as of December 31, 2009, would have increased by 237,913 at stand-alone and consolidated levels, while assets as of December 31, 2008, would have decreased by 31,557 at stand-alone and consolidated levels.

a.2)
Holdings of unlisted government securities: as of December 31, 2009, and  2008, the Bank charged 73,645 and 62,249, at stand-alone level, and 78,865 and 69,182, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, assets as of December 31, 2009, and 2008, would have increased by 6,446 and decreased by 18,764 at stand-alone level, and increased by 9,160 and decreased by 21,639, at consolidated level, respectively.

a.3)
Unlisted instruments issued by BCRA: as of December 31, 2009, and 2008, the Bank recorded unlisted own portfolio and used in repo transactions of BCRA internal bills and notes for 4,861,928 and 2,599,364, at stand-alone level, and 4,860,850 and 2,636,437, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, assets as of December 31, 2009, and 2008, would have decreased by 3,470 and 32,988 at stand-alone level and 2,392 and 33,776 at consolidated level, respectively.

a.4)
Guaranteed loans Decree No. 1,387/01: as of December 31, 2009, and 2008, the Bank had 189,904 and 716,215, at stand-alone level, and 190,412  and 722,757, at consolidated level, respectively. According to professional accounting standards and considering the statements made in note 3.3.c), these assets should be valued at their present value. According to this valuation method, assets as of December 31, 2009 and 2008, would have increased and decreased by 8,817 and 255,401, respectively at stand-alone level, and increased and decreased by 8,805 and 259,617, respectively, at consolidated level.

b)
Intangible assets: as of December 31, 2009, and 2008, the Bank capitalized under intangible assets 48,998 and 35,023, at stand-alone level, and 50,378 and 40,090 at consolidated level, respectively, net of the related amortization amounts, regarding the foreign exchange differences related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable. According to this valuation method, assets as of December 31, 2009, and 2008, would have decreased by 48,998 and 35,023, at stand-alone level, and 50,378 and 40,090, at consolidated level, respectively.

c)
As of December 31, 2009, and 2008, as mentioned in note 3.3.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with BCRA indications in the notice dated August 4, 2008.  According to the professional accounting standards, as of December 31, 2009, and 2008, the Bank should have recorded a liability of approximately 51,413 and 46,923 at stand-alone and consolidated levels, respectively. According to this valuation method, liability as of December 31, 2009, and 2008, would have increased by 51,413 and 46,923 at stand-alone and consolidated levels, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

d)
As of December 31, 2008, the Bank recorded 29,105 at stand-alone and consolidated levels under Other receivables from financial intermediation – nonsubordinated corporate bonds issued by the Bank itself, mentioned in note 10.b.2) and b.3), respectively, valued as mentioned in note 3.3.h.4), and 56,738 at stand-alone and consolidated levels under Other liabilities from financial intermediation and recorded the liabilities generated by the issuance thereof valued as mentioned in note 3.3.h.5). According to professional accounting standards, such repurchased corporate bonds should be considered settled. Consequently, liability as of December 31, 2008, would have decreased by 27,633 at stand-alone and consolidated levels.

e)
Income tax: the Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses in the future. If the deferred tax method had been applied, as of December 31, 2009, and 2008, the Bank would have recorded an additional asset of 39,446 and 74,925, at stand-alone level, and 46,667 and 78,009, at consolidated level, respectively.

f)
Business combinations: Under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that brought such negative goodwill.

The Bank's specific situation in relation to how business combinations are recorded is as follows:

f.1)
Acquisition of Banco Bansud S.A.: under BCRA standards, the Bank’s acquisition of Banco Bansud S.A. generated an original negative goodwill in the amount of 365,560. As of December 31, 2009, and 2008, such goodwill was fully amortized.

According to professional accounting standards, the abovementioned purchase would have generated an original negative goodwill in the amount of 39,722 and, therefore, as of December 31, 2009, and 2008, the residual value of such goodwill would have totaled 9,254 and 9,609, respectively. Consequently, assets as of December 31, 2009, and 2008, would have decreased by 9,254 and 9,609, respectively.

f.2)
Acquisition of Nuevo Banco Suquía S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Suquia S.A. generated an original negative goodwill in the amount of 483. As of December 31, 2009, and 2008, such goodwill was recorded under Provisions (Liabilities).

According to professional accounting standards, the abovementioned acquisition would have led to an original negative goodwill in the amount of 72,445 and the recognition of 38,043 of profit from the purchase. Therefore, as of December 31, 2009, and 2008, the residual value as of such goodwill would have totaled 58,299 and 61,082, respectively. Consequently, liability as of December 31, 2009, and 2008, would have increased by 57,816 and 60,599, respectively.

f.3)
Acquisition of Banco del Tucumán S.A.: under BCRA standards, the Bank’s acquisition of Banco del Tucumán S.A. generated an original positive goodwill in the amount of 18,242. As of December 31, 2009, and 2008, the residual value of such goodwill totaled 11,567 and 13,395, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

According to professional accounting standards, the abovementioned acquisition would not have generated goodwill. Therefore, assets as of December 31, 2009, and 2008, would have decreased, as a result of the reversing of positive goodwill recorded under BCRA standards, by 11,567 and 13,395, respectively.

In addition, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, as of December 31, 2009, and 2008, would have increased assets by 9,090 and 21,160, respectively.

f.4)
Acquisition of Nuevo Banco Bisel S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Bisel S.A. generated an original positive goodwill in the amount of 66,042. As of December 31, 2009, and 2008, the residual value of such goodwill totaled 43,478 and 50,082, respectively.

According to professional accounting standards, the abovementioned purchase would have generated the original negative goodwill in the amount of 107,745 and, therefore, as of December 31, 2009, and 2008, the residual value of such goodwill would have totaled 96,881 and 100,140, respectively.  Consequently, assets as of December 31, 2009, and 2008, would have decreased by 140,359 and 150,222, respectively.

In addition, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of December 31, 2009, and 2008, would have increased assets by 12,696 and 48,755, respectively.

g)
As of December 31, 2009, and 2008, the Bank recorded interest rate swap agreements in conformity with the BCRA accounting standards, as mentioned in note 3.3.m.2), in the amount of 157,917 and 39,422, at stand-alone and consolidated levels, respectively. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of December 31, 2009, and 2008, the Bank should have recorded assets in the amount of 2,832 and 3,560, at stand-alone and consolidated levels, respectively.

h)
Interests in other companies – financial institutions: as of December 31, 2009, and 2008, subsidiary Banco del Tucumán S.A. prepared its financial statements in conformity with BCRA standards, which differ from professional accounting standards. If professional accounting standards would have been applied, and as a result of the abovementioned adjustments, the equity interest recorded by the Bank in its stand-alone financial statements regarding that subsidiary, as of those dates, would have increased and decreased  by around 9,621 and 9,862, respectively.

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of December 31, 2009, and 2008, would have increased by around 3,984 and decreased by 488,310, respectively. Consequently, income for the years ended December 31, 2009, and 2008, would have increased by 492,294 and decreased by 177,179, respectively.

5.2.	Disclosure standards

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

c)
The Bank presents positive goodwill (related to Banco del Tucumán S.A. and the merger of Nuevo Banco Bisel S.A. with and into the Bank) and negative goodwill (related to the merger of Nuevo Banco Suquía S.A. with and into the Bank) under Intangible assets and Provisions, respectively. According to professional accounting assets, considering the statements in note 5.1.f) such goodwill should be disclosed under Goodwill.

d)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

6.         BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

12/31/2009	12/31/2008
6.1)    Loans - Other

Other loans	1,525,768	1,086,020
Export financing and prefinancing	540,447	822,525
Government securities	9,469	2,583
Documentary credits	86
	2,075,770	1,911,128

6.2)    Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	340,411	296,490
Debt securities in financial trusts	206,787	227,147
Other	729	29,438
	547,927	553,075

6.3)   Other receivables – Other

Tax prepayments	162,099	48,522
Sundry receivables	93,222	82,219
Security deposits	38,107	27,571
Advance payments	17,489	13,791
Other	8,920	6,994
	319,837	179,097

6.4)   Deposits - Other

Balances of accounts without movements	259,948	196,537
Unemployment fund for workers of the construction industry	75,323	60,163
Attachments	30,927	15,800
Special deposits related to inflows of foreign funds	7,440	4,029
Security deposits	2,158	3,536
Orders payable	437	477
Other	19,867	25,332
	396,100	305,874

6.5)   Other liabilities from financial intermediation - Other

Miscellaneous not subject to minimum cash requirements	126,561	109,820
Other payment orders pending settlement	114,204	141,674
Other withholdings and additional withholdings	94,870	79,673
Amounts payable as financing	90,529	71,867
Purchase of preferred shares of former Nuevo Banco Bisel S.A.- SEDESA (see note 7.1.f))	74,519	71,653
Collections and other transactions on account and behalf of others	70,084	50,542
Retirement pension payment orders pending settlement	26,363	22,936
Miscellaneous subject to minimum cash requirements	18,718	10,986
Other	29,734	24,639
	645,582	583,790

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2009	12/31/2008

6.6)   Other Liabilities - Other

Taxes payable	682,215	279,237
Salaries and payroll taxes payable	51,366	28,275
Miscellaneous payables	50,942	54,217
Withholdings on salaries	14,030	11,184
Prepayment for the sale of assets	13,767	8,957
Other	1,931	1,931
	814,251	383,801

6.7)    Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	2,748,731	2,580,654
Checks not yet collected	587,927	476,973
Managed portfolios (see note 12)	375,029	392,342
Checks and securities to be debited	259,096	188,333
Checks and securities to be collected	109,994	90,897
	4,080,777	3,729,199

6.8)    Financial income – Net income from government and private securities

Income from government securities	1,174,326	538,061
Income from participation in financial trusts	33,894	71,627
Other	85,776	34,381
	1,293,996	644,069

6.9)    Financial income – Other

Interest on loans for export prefinancing and financing	65,067	55,354
Premiums on reverse repurchase agreements with the financial sector	61,486	29,254
Income from assets subject to financial lease	58,177	71,550
Other	6,651	88,969
	191,381	245,127

6.10)  Financial expense – Other

Turnover tax	119,317	81,254
Premiums on repurchase agreements with the financial sector	5,719	6,681
Valuation allowance of loans to the government sector – Communiqué “A” 3,911		65,870
Other	15,595
	140,631	153,805

6.11)  Service-charge income - Other

Debit and credit card income	160,762	144,375
Rental of safe deposit boxes	20,313	14,746
Service commissions - UTE (see note 2.5)	15,230	14,053
Other	53,072	18,802
	249,377	191,976

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2009	12/31/2008
6.12)   Service-charge expense - Other

Debit and credit card expense	61,318	51,831
Turnover tax	30,903	28,616
Collection agreements	25,030	2,640
Commissions on loan placements	13,126	9,828
Other	25,164	15,032
	155,541	107,947

6.13)  Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	64,364	45,171
Security services	43,021	38,375
Electric power and communications	42,188	33,553
Leases	31,542	19,818
Stationery and office supplies	10,703	14,173
Insurance	6,591	5,487
	198,409	156,577

6.14)  Other income – Other

Other adjustments and interest on other receivables	9,526	7,776
Gain on transactions or sale of bank premises and equipment, and other assets	9,041	13,086
Services provided to Banco del Tucumán S.A.	5,538	4,762
Credit cards	975	932
Leases	846	531
Other	21,069	27,878
	46,995	54,965

6.15)  Other expense – Other

Payment-in-installments plan and tax amnesty	63,691
Income (loss) from assignment of guaranteed loans	19,897
Donations	4,150	3,085
Turnover tax	1,978	6,825
Other	9,841	14,350
	99,557	24,260

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

7.	RESTRICTED ASSETS

As of December 31, 2009, and 2008, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 24,945 and 22,211 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
BCRA notes (NOBACs) for 27,128 and 118,580 (for a face value of 26,700 and 112,281), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 13,146 and 49,787 (for a face value of 13,000 and 47,600), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)
NOBACs for an amount of 2,010 and 1,569 (for a face value of 2,000 and 1500), respectively, used as security for the Credit Program for Production and Employment Development in the Province of San Juan (Communiqué “A” 769, as supplemented).

e)	NOBACs for 10,591 (for a face value of 10,426) as of December 31, 2009, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE).

f)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points for an amount of 66,428 (face value of 80,000), as of December 31, 2009, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its payment, which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

g)	Other government and private securities for 810 and 218, respectively.

7.2)	Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 9,876 and 20,367, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

b)
Guaranteed Loans, Mortgage Bills and collateral mortgages for 356,127 as of December 31, 2008, securing the loan granted by BCRA to former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such banks. As mentioned in note 20, during February 2009, the Bank decided to prepay the amount owed under such loan, delivering part of the guaranteed loans and paying the rest in cash.

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 217,420 and 184,247, respectively.

b)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,000 and 9,961, respectively, resulting from contributions amounting to 10,000 made by the Bank on December 21, 2009, and December 13, 2007, respectively, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution. On December 18, 2009, Garantizar S.G.R. returned 80% of the original capital contributed in 2007 as partial settlement; whereas the final settlement will be made during the first quarter of 2010.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

c)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) for 5,368 and 5,000, respectively, resulting from a contribution, of the abovementioned amount by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

Other investments in other companies for 450.

7.5)	Other receivables:

a)	Security deposits related to credit card transactions for 30,008 and 19,305, respectively.

b)	Other security deposits for 8,099 and 8,266, respectively.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)	12/31/2009	12/31/2008

ASSETS

Cash		2,996			2,996	2,785

Loans				13,216	13,216	41,390

Other receivables from financial intermediation	70,100		5		70,105	92,489

Assets subject to financial leases				2,462	2,462	581

Other receivables				14,700	14,700	535

Items pending allocation	4				4	4

Total assets	70,104	2,996	5	30,378	103,483	137,784

LIABILITIES

Deposits		583	4,900	68,735	74,218	78,481

Other liabilities from financial intermediation	70,073		107		70,180	104,789

Other liabilities	64				64	93

Total liabilities	70,137	583	5,007	68,735	144,462	183,363

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)		12/31/2009	12/31/2008

MEMORANDUM ACCOUNTS

Debit-balance accounts – Control		261,790		205,010		466,800	317,920

Credit-balance accounts – Contingent		37,967	2,213			40,180	2,213

Credit-balance accounts – Derivatives							35,992

INCOME (LOSS)

Financial income	1,249		6	1,539	(2)	2,794	6,407

Financial expense	(3,456)	(4)		(1,565)		(5,025)	(4,134)

Service-charge income	25	6	46	468		545	235

Other income	5,898			1		5,899	8,068

Total income (expense)	3,716	2	52	443		4,213	10,576

(1)
Related to receivables from and payables to other parties related to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
During the year, the Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2009, although there is no position for these transactions, the net intermediation income from such transaction generated earnings for the year of around 113.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2009, amounts to 594,485. In addition, since December 31, 2004, the Bank’s capital stock has changed as follows:

- As of December 31, 2004	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (2)	36
- Capital stock decrease approved by the shareholders’ meeting of April 21, 2009 (3)	(60,000)
- Capital stock increase approved by the shareholders’ meeting of May 27, 2009 (4)	1,148
- Capital stock decrease approved by the shareholders’ meeting of September 10, 2009 (5)	(30,642)

As of December 31, 2009	594,485

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

(1)
Relates to the capital increase of up to 75,000,000 new common, registered Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On March 24, 2006, with prior approval of the US Security and Exchange Commission (SEC), the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

(2)
Relates to the capital increase through the issuance of Ps. 35,536  new book-entry Class B shares of common stock entitled to one vote and with a face value of Ps. 1 per share, delivered to the minority shareholders of Nuevo Banco Suquía S.A. in the merger process of that entity.

(3)
Related to the reduction of the capital stock by 60,000,000 registered Class B shares entitled to 1 vote each with a face value of Ps. 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811, as a result of the macroeconomic context and fluctuations that the capital market was going through in general. On April 21, 2009, and after BCBA authorization, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the I.G.J. registered, and the Central Bank consented to the capital stock reduction.

(4)
Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank (see also note 2.6.).

(5)
Related to the reduction of the capital stock by 30,641,692 Class B registered shares each one entitled to one vote, with a face value of ARS 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (3) above. On September 10, 2009, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. On November 23 and December 29, 2009, and January 15, 2010, the BCBA, consented to such capital reduction, the CNV approved it and the IGJ recorded it. As of the date of these financial statements, the BCRA’s acknowledgement was still pending.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 12/31/2009		12/31/2009	12/31/2008

Subordinated	U$S	4,000,000	a)	U$S	400,000	963	1,802

Subordinated – Class 1	U$S	150,000,000	b.1)	U$S	150,000,000	571,510	519,879

Non Subordinated – Class 2	U$S	150,000,000	b.2)	U$S	106,395,000	418,257	419,378

Non Subordinated – Class 3	U$S	100,000,000	b.3)	U$S	63,995,000	198,478	305,495

Total						1,189,208	1,246,554

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (en liquidación) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

Through December 31, 2009, the Bank had amortized the equivalent of USD 3,600,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

b)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

b.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576.

The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

b.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

b.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year. Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) through b.3).

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of December 31, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 79,610,000 (43,605,000 and 36,005,000, respectively), which were fully settled. Consequently, the Bank recognized total income for such repurchases amounting to 101,291 (69,071 for the year ended December 31, 2009).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swap.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of December 31, 2009, and 2008, are as follows:

Transaction	12/31/2009	12/31/2008

Net position (liability) of repurchase agreements	(454,961)	(715,929)

Net asset position of forward foreign-currency transactions without delivery of the underlying asset (a)	174,818	1,004,789

Interest rate swap (b)	157,917	39,422

Position of put options sold on Boden 2012 and 2013 coupons (c)	69,900	99,826

Position of put options purchased (d)	25,229	24,349

Position of call options sold (e)	22,030

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the fiscal year ended December 31, 2009 and 2008, amount to income (loss):

Transaction	12/31/2009	12/31/2008

Premiums on reverse repurchase agreements	61,825	30,858

Premiums on repurchase agreements	(5,719)	(6,681)

Interest rate swap	4,344	1,426

Forward foreign-currency transactions offset	13,992	85,939

Transactions with options	2,654	3,089

Total	77,096	114,631

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Rofex and MAE The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)
The Bank and the BCRA agreed swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of Ps 115,000,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in Central Bank Communiqué “A” 4,776, as supplemented.

b.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of Ps. 41,917,000 and 39,422,000, respectively.

b.3)
The Bank agreed on ten swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest rate p.a. and the Badlar interest rate in Argentine pesos, of notional values of Ps. 1,000,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. The agreement will expire on April 30, 2010.

(c)
Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)
As of December 31, 2009, this is related to purchased put options of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series X and which may be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 16, 2009, with Credilogros Compañía Financiera S.A. The initial price was set at 25,000, which will accrue a minimum applicable rate of 21% compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2008 this is related to put options purchased of underwriting contracts mentioned in note 15.1.g), being the purpose of such options recover disbursements incurred by the bank, which expired in January and February, 2009. They were not exercised by Banco Macro S.A.

(e)
Related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expires in September 2010 and is subject to repayment of a loan granted by the Bank.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2009, and 2008, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,359 and 14,434, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2009, and 2008, the loans portfolio managed amounts to 43,238 and 43,388, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2009, and, 2008, the loans portfolio managed amounts to 78,911 and 84,508, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of December 31, 2009, and 2008, the portfolio managed by the Bank amounted to 114,328 and 124,982, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2009, and 2008, the portfolio managed by the Bank for principal and accrued interest amounted to 58,863 and 62,397, respectively.

f)	As of December 31, 2009, and 2008, the Bank had under its management other portfolios for total amounts of 65,330 and 62,633, respectively.

Furthermore, as of December 31, 2009, and 2008, subsidiary Banco del Tucumán S.A. managed the following portfolios:

a)	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 10,111 and 9,627, respectively.

b)	The trust agreement Fideicomiso Financiero BATUC I for a total of 17,903 and 18,455, respectively.

13.	MUTUAL FUNDS

As of December 31, 2009, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Investments (a)

Pionero Pesos	414,755,096	562,343	388,033

Pionero Renta Ahorro	64,186,694	94,939	91,351

Pionero Latam	1,881,140	7,481	6,638

Pionero F.F. – Fideicomiso Financieros	35,583,867	46,729	45,838

Pionero Renta	3,850,256	10,069	9,656

Pionero Acciones	1,452,743	3,363	3,272

Pionero Renta Dólares	3,037,512	5,278	4,946

Pionero América	351,823	1,645	1,478

Galileo Event Driven F.C.I.	10,429,862	67,657	57,746

Galileo Argentina F.C.I.	2,142,564	10,506	8,726

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 8.8779% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 9,229 of March 12, 2009.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of December 31, 2009, and 2008, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 224,193 and 223,703, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Fideicomiso financiero	12/31/2009	12/31/2008

Certificates of participation:
Luján (a)	77,348
Tucumán (b)	25,163	35,164
Fideicomiso Financiero Gas Tucumán I (c)	8,730	12,191
TST & AF (d)	3,116
Godoy Cruz (e)		14,642
Other (f)	1,861	10,790
Subtotal certificates of participation	116,218	72,787

Debt securities:
Underwriting agreements (g)	70,645	136,513
San Isidro (h)	82,925	41,766
Creado por Decreto 976-01 (i)	31,570
Confibono (j)	12,709	2,367
GMAC (j)	4,661	7,836
Tarjeta Shopping (j)	729	9,162
Secubono (j)	588	7,354
Best Consumer (j)		11,759
Other	2,960	10,390
Subtotal debt securities	206,787	227,147
Total	323,005	299,934

(a)	Fideicomiso Luján

On May 20, 2003, the Luján trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to Federalia S.A. de Finanzas.

The main asset managed involves the real estate properties located in the districts of Luján, Navarro and General Rodríguez in the Province of Buenos Aires.

On June 6, 2008, the Bank assigned and transferred all of the certificates of participation issued of the trust to Federalia S.A. de Finanzas on credit.

On September 16, 2009, the Bank executed an agreement with Federalia S.A. de Finanzas, whereby the Bank purchased 100% of this trust’s certificates, paying part of the agreed price in cash and the rest by cancelling the seller’s payable to Banco Macro S.A. which is why those certificates were under a security agreement.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

As per the latest accounting information available to date, corpus assets amounted to about 49,423. The recoverable value of corpus assets exceeds the Bank’s book values.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(b)	Fideicomiso Tucumán

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The trustors assigned to the trust debt securities issued by the trust “Fideicomiso República”, the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets (mainly, loans granted) amounted to about 31,452.

This trust will end with the full settlement of the certificates of participation.

(c)	Fideicomiso Financiero GAS Tucumán I

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Fideicomiso Financiero GAS Tucumán I”. The purpose of this trust is to manage the corpus assets, made up mainly of receivables accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 18,942 which were assigned to Banco Macro S.A.; the residual value of which amounted to 8,516.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled 11,587.

This trust will end with the full settlement of the certificates of participation.

(d)	Fideicomiso TST & AF

In December 2009, the Bank acquired certificates of participation that account for 3.33% of the certificates issued by Fideicomiso TST & AF (see also note 5.1.a) to the consolidated financial statements).

(e)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued.

The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

As of September 16, 2009, Banco Macro S.A. sold 100% of its equity interest in the certificates of participation. As of December 31, 2008, Banco Macro S.A. was beneficiary of the Class “A” certificates of participation.

(f)	Other

Including Fideicomiso Bisel, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of December 31, 2009, and 2008, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(g)
It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements, such as Consubond and Megabono, among others. The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of the date of issuance of these financial statements, these subscriptions were practically settled in full.

(h)	Fideicomiso San Isidro

On June 4, 2001, Fideicomiso San Isidro was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each.

As a result of the decision made by beneficiaries, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Additionally, the Bank entered into an agreement for the subscription and payment of debt securities, whereby as of the date of these financial statements it undertook to subscribe nominal values of USD 19,500,000.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 176,384.

(i)	Fideicomiso creado por Decreto 976-01

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso Creado por Decreto 976-01” (Trust created by Presidential Decree 976-01).

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422.L

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for less than 2% of the trust issues.

(j)	Includes private / publicly listed financial trust debt securities subscribed by the Bank for investment purposes, the corpus assets of which are related mainly to securitizations of consumer loans.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

As of December 31, 2009, and  2008, the trusts’ assets managed amount to 6,864 and 4,106, respectively.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2009, and 2008, the trusts’ assets managed amount to 380,175 and 339,331, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, other guarantee trusts manage specific assets, mainly real property.

As of December 31, 2009 and 2008, the trusts’ assets managed amount to 190,506 and 181,837, respectively.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for December 2009 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 12/31/2009

Cash

Cash on hand	1,110,141

Amounts in Central Bank accounts	2,693,319

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	217,420

Total	4,020,880

18.	RISK MANAGEMENT POLICIES

In financing activities there are a multiple number of risks to which banks are exposed. These risks are managed through a continuous Identification, Evaluation, Measuring, Control/Mitigation and Monitoring process of the risk events or potential risk situations, so as to provide reasonable assurance regarding their impact, and their relation with the fulfillment of objectives established by the Bank.

All persons working at the Bank are responsible for the risk management process, in spite of the fact that the process begins with the Bank's Board of Directors and has been designed to provide reasonable assurance of fulfilling the Bank's objectives; every employee fulfills a specific role.

The Board of Directors establishes the organizational risk strategies and approves the policies and structures upon which the Bank will base its comprehensive risk management.

The members of the Board of Directors actively participate in the daily management, sharing their experience and knowledge of the financial system, forming different Committees (Executive, Audit, Anti-Money-Laundering, Internal Audit, IT, Assets and Liabilities (CAP), Loan, Recovery and Operational Risk Committees).

Some of the main risks in financing activities involve:

Credit risk

The credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Banco Macro S.A. has counter-party and credit risk policies, aimed at its management and control, the purpose of which is to ensure risks fall within a risk tolerance level decided by the bank and the tolerance level established by the Central Bank regulations. Credit Risk Management is in charge of applying the policies, managing and monitoring the exposure to risk. The Board of Directors and the Executive and Senior Credit Committees are empowered to define and amend credit policies, the application of which is the responsibility of the abovementioned Management.

Procedural manuals and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is more efficient based on the type of the customers. Compliance with the Central Bank credit regulations related to credit diversification, grading (establishing credit limits based on the customers’ net worth) and concentration, is also monitored continuously.

The Management of Corporate and Individual Risks and Micro-projects analyzes the credit risks of the different segments and provide technical support for credit decisions.  The Senior Committee, Junior Committee, SME Banking Committee, Agro Committee, the Large and Regional Companies Committee and senior officers with customer-rating powers participate in the credit approval process. Different levels of approval are required based on the amount and terms and conditions of the loan requested.

The Credit Administration and Transactions Management is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. In relation to this, among other matters, they control the formalization and settlement of the transactions and prepare reports on portfolio behavior. Also, the classification of debtors and the debtors’ guarantees are reviewed on a regular basis (so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank).

Within Credit Risk Management, the duties of the Analysis and Planning area involve monitoring risk exposure using tools such as alerts and indicators, preparing reports that serve as a source of information in portfolio management by Bank's Management, Credit Risk Management and the commercial areas.

In addition, Pre-legal Recovery Management defines and carries out the recovery tasks involving the arrears portfolio.

Finally, the Management has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to minimize and/or neutralize the credit risks.

Operational risk

The Bank adopted the definition of Operational risk under the  Basel II Accord and the definition established by the BCRA through its Communiqué “A” 4793, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, and a Head of Operational Risk and an Operational Risk Committee, the main mission of which is to oversee an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin communicating the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

During fiscal 2009, the model defined and through which tasks aimed at assessing all processes continued to be applied, progress was made concerning the integration of operational and technology risk assessment models, risk impact and frequency matrices were applied to evaluate processes and sub-processes, qualitative assessment of risk was improved by identifying action plans and improvement proposals for critical processes, having fully met the objectives for fiscal 2009.

Additionally, a procedure to collect events and losses was implemented.  Its aim is to help reduce the number of incidents and the amounts of the related losses, thus incorporating quantitative assessment to the risk management model, through risk events and losses log on a centralized base.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

With respect to Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.
Market and Liquidity Risk

The market risk is defined by the uncertainty to which the Bank’s future results are exposed in the light of adverse movements in market conditions. Should such adverse market conditions arise, the Bank would sustain unexpected losses or decreases in the income capacity as a result of changes in the value of the main market factors or variables, such as interest rates, foreign exchange rates and financial asset quotes, among others.

The liquidity risk is related to the Bank suffering a shortage of funds to meet its obligations, and that hence, it is required to depend on assets or acquire alternative resources (in unfavorable conditions), in order to meet customer fund requirements.

Banco Macro S.A. has written policies on the management and administration guidelines in relation to market, liquidity and price risks.

The Bank’s investment strategy is reviewed on a regular basis by the Assets and Liabilities Committee in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacities are also assessed.

The Assets and Liabilities Committee evaluates the Bank's situation based on reports provided by Finance Management. To analyze the market risk it uses the VAR (Value at Risk) method, determining the present value of net assets, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.

The Financial Planning area uses the following instruments in preparing its reports and recommendations: Sensitivity analysis, stress tests, index curves, in addition to other simulations. The adoption of measures based on the information provided is left to the Finance Management’s discretion, in relation to several factors that it must take into consideration such as the market conditions or the complexity and variety of transactions.

The reports prepared contemplate the following aspects: Changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; minimum cash, changes, rates and volatility of term deposits, and the participation of institutional investors; price and liquidity risk; limits established by the Assets and Liabilities Committee and issuance of warnings.

Additionally, the Bank seeks to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity needs to be supported by a planning process that determines the current and future cash needs, considering changes in economic, political, regulatory and other conditions. This makes it necessary to identify forecast and possible cash outflows, as well as consider alternative strategies to handle assets and liabilities in critical situations.

The Bank evaluates the liquidity situation through different tools, some of which include:

1.	Business Plan. This is the starting point to determine the cash needs of the current year.

2.
Liquidity Test. This is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business.

3.	Stress Tests. Used to quantify the impact of individual or systemic illiquidity scenarios.

4.	Mismatch control. The Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

5.
Assets and Liabilities Assumptions. In the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Finally, the purpose of the price risk or interest rate policy is to ensure that the Committee has the adequate information, tools and procedures enabling it to measure, administer and control the price risk.

One of the objectives in relation to the price risk is to eliminate the unwanted risk from the different assets and liabilities, but it is also the Bank’s objective to take advantage of the business opportunities that changes in interest rates and prices may offer.
The Finance Management will report to the Assets and Liabilities Committee on a monthly basis on the price risk exposure and the effects that may be caused in the Bank’s financial margin. The risk reports should clearly compare the existing exposure with the limits policy, using it for analysis purposes: Identification of market factors, sensitivity to market factors, volatility, correlations, value at risk, index curves, stress tests, among others.

19.	TAX CLAIMS

19.1 Federal taxes

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the Federal Public Revenue Agency (AFIP) that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of December 31, 2009, the outstanding amount of 2,985 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – Federal Tax Bureau (DGI) resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

c)
On April 24, 2009, the Bank filed an appeal with the Federal Administrative Tax Court against the AFIP resolution challenging the income tax returns for fiscal 2002, 2003, and 2004, and the minimum presumed income tax assessment made by Banco Macro S.A. for such tax years.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time of the compensation bonds resulting from the asymmetric conversion into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

On August 31, 2009, the Bank joined the system created by Law No. 26,476, regularizing the claim brought by tax authorities.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

19.2	Jurisdictional taxes

a)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond. On April 22, 2008, the Bank filed a request for reconsideration. Subsequently, on September 11, 2008, the DGR CABA partly admitted the request, reducing its tax claim. However, on October 2, 2008, the Bank filed an administrative appeal, that was dismissed.  On December 29, 2008, the Bank filed a complaint challenging this and a precautionary measure with the Federal Administrative Tax Court in and for the City of Buenos Aires. It also requested that the precautionary measure established in section 189, Administrative Tax Code, be ordered, which involves the stay of execution of the administrative act that was challenged in the abovementioned complaint.

On February 27, 2009, the precautionary measure was rejected and, therefore, an appeal was filed with Court of Appeals in and for the City of Buenos Aires.

In turn, on May 15, 2009, the DGR CABA brought an action for tax foreclosure and sought an attachment on the accounts amounting to 1,257.

b)
The DGR CABA attributed turnover tax differences to former Banco Bansud S.A. for tax periods 2002 and 2003, based mainly on the adjustments made in objections regarding foreign exchange differences and the compensation bond. On April 14, 2009, a request for reconsideration was filed, which was dismissed. Nonetheless, on September 8, 2009, an administrative appeal was filed, and notice of its dismissal was received on October 20, 2009, which caused a request to be filed with the A.G.I.P. (Buenos Aires City public revenue agency) to partially join the regularization system in installments established by resolution No. 1,489/09. Such request was authorized through DGRCABA General Resolution on October 26, 2009.

Additionally, on September 10, 2009, a petition for declaratory judgment was filed with the Federal Administrative Tax Court. On September 23, 2009, notice was received of a favorable resolution; the related court assumed jurisdictional capacity to hear the declaratory petition case and granted the precautionary measure.

On October 22, 2009, the Bank requested to partially join the regularization system under General Resolution 1489/09.  On October 26, 2009, the Bank was authorized to join the debt regularization system by means of a DGRCABA Resolution.

c)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. On November 6, 2008, and February 18, 2009, two appeals were filed with the Province of Buenos Aires Tax Appeal Court, which is still pending judgment.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management believes there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

20.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

During the year 2008 the financial markets of the world's leading countries were rocked by volatility, lack of liquidity and credit. Consequently, there was a significant drop in stock indices on international markets and an economic deceleration on a worldwide scale. Instead, in early 2009, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around, showing signs of stabilization and registering improvements in financial markets and a decrease in market volatility.

In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, on October, 2008, the AFJP (private pension fund managers) system was brought to an end.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities registered significant rises in their listed prices and the foreign exchange and interest rates reduced their volatility.

On February 2, 2009, joint Resolutions 08/2009 and 05/2009 issued by the Treasury and Finance Departments, established a debt exchange transaction of certain guaranteed loans with banks and other companies of a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014”, issued on January 30, 2009, and full amortization by its maturity date of January 30, 2014, which allowed the original maturity date of the abovementioned guaranteed loans to be extended through such year. The interest rate paid on a quarterly basis shall be 15.4% for the first year and for the rest of the period, the Badlar rate plus 275 basis points will apply.

In this regard, on January 29, 2009, and February 10, 2009, the Bank subscribed an exchange agreement whereby it exchanged the guaranteed loans for a technical value of 109,331 and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a face value amount of 340,162. As of December 31, 2009, the remaining amount of such holdings was classified in special investment accounts (see note 3.3.b.1)i.).

Additionally, during January and February 2009, as set forth by Central Bank Resolution No. 06/2009 the Bank and its former Nuevo Banco Bisel S.A. have decided to prepay the payable amounts resulting from loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A and former Nuevo Banco Bisel S.A. (see note 7.2.b).

On September 1, 2009, Joint Resolutions 216/2009 and 57/2009 issued by the Treasury and Finance Departments, established a debt swap transaction of certain guaranteed loans and government securities with banks and other companies of a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014” and/or new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 300 basis points maturing in 2015”, issued on September 10, 2009, and amortization in 6 semi-annual installments, the first 5 of which will be amortized at 16.66% and the last one at 16.70%, payable on March 10 and September 10 of each year, beginning on March 10 ,2013. Interest is accrued and payable on a quarterly basis. As from the issuance date and through September 10, 2011, the amount related to the 300 basis points margin will be capitalized at Badlar rate and paid, and as from December 10, 2011, all interest will be paid in cash.

In this regard the Bank executed an agreement on September 7, 2009, whereby it delivered government securities for a face value amount of 26,526 and received Bonar Badlar + 275 basis points in Argentine pesos maturing in 2014 for a face value of 31,325, which were sold totally on December 31, 2009. Additionally, on September 9, 2009, it executed an agreement whereby it delivered guaranteed loans for a face value amount of 382 in exchange for Bonar Badlar + 300 basis points in Argentine pesos maturing in 2015 for a face value of 1,248, which were all classified holdings was classified in special investment accounts (see note 3.3.b.1)ii).

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures"  holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in notes 3.3.l.2), under BCRA Communiqués “A” 3,916 and “A” 4,686, as of December 31, 2009, and 2008, the Bank continued capitalizing in “Intangible assets” the amounts of 48,998 and 35,023 at stand-alone level, respectively, and a total of 50,532 and 40,657 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision dated March 20, 2007, and the provisions of Presidential Decree No. 214/02, as supplemented.

Additionally, as of December 31, 2009, and 2008, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,415 and 8,606 at the stand-alone level, respectively, and a total of 19,979 and 18,233 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

21.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
According to Central Bank provisions, 20% of income for the year should be appropriated to Legal Reserve. Consequently, the upcoming Shareholders’ Meeting shall be required to apply 150,386 out of unappropriated retained earnings to increase such legal reserve.

b)
As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10.b.1), and as established by BCRA Communiqué "A" 4,576, the upcoming Shareholders’ Meeting shall apply 55,527 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2010.

c)
Through Communiqué “A” 4,589, as supplemented, the BCRA established the procedure that should be followed by the financial institutions in the distribution of earnings. In this regard, the banks that will be distributing earnings will have to request express authorization from BCRA and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of year-end:

-	Capitalized amounts for differences resulting from compliance with court orders related to the dollarization of deposits of 48,998 (net of amortization).

-
 The positive difference between the book value and the market value, present value or discounted cash flow, as the case may be, of government securities and guaranteed loans in portfolio amounting of 13,765.

Under BCRA standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of December 31, 2009 as regards the requirement as of such date, whichever lower, also considering the restrictions listed in the abovementioned paragraphs.

d)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is also applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

e)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement included restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank could not distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a. Finally, on January 21, 2010, the Bank cancelled the mentioned loan contract.

22.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

23.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009		12/31/2008	12/31/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos – Maturity: 2014	347,179	222,169	3,582	347,179		347,179
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	195,288	191,384		195,288		195,288
Secured bonds under Presidential Decree No. 1,579/02	208,343	178,979	23,769	208,343		208,343
Federal government bonds in US dollars at 7% - Maturity: 2015	114,498	38,881	49,590	114,498		114,498
Discount bonds denominated in pesos - Maturity: 2033	19,013	18,207	22,201	19,013		19,013
Consolidation bonds in pesos – Sixth series	7,253	5,350	4,122	7,253		7,253
Federal government bonds in US dollars at LIBOR - Maturity: 2012	2,149	1,784	235,546	2,149		2,149
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	2,293	1,594	1,450	2,293		2,293
Federal government bonds in US dollars at LIBOR - Maturity: 2013	671	562	564	671		671
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	597	461	382	597		597
Consolidation bonds of social security payables in pesos – Third Series at 2%			76,400
Federal government bonds in US dollars at 7% - Maturity: 2017			23,252
Consolidation bonds of social security payables in pesos – Fourth Series			7,447
Subtotal holdings in investment accounts		659,371	448,305	897,284		897,284

Holdings for trading or financial intermediation
- Local
Federal government bonds in US dollars at 7% - Maturity: 2017	1,046,220	1,046,220
Federal government bonds in US dollars at LIBOR - Maturity: 2012	52,603	52,603	59,109	63,426	26,134	89,560
Federal government bonds in pesos – Maturity: 2014	6,577	6,577		6,572		6,572
Discount bonds denominated in pesos - Maturity: 2033	1,822	1,822	205,862	1,822		1,822
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	1,463	1,463		1,548		1,548
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015	1,064	1,064		1,064		1,064
Consolidation bonds of social security payables in pesos – Fourth Series	610	610	1,315	612		612
Consolidation bonds in pesos – Fourth series at 2%	599	599	1,457	599		599
Federal government bonds in US dollars at 7% - Maturity: 2015	582	582	114	(62,757)		(62,757)
Consolidation bonds in pesos – Sixth series	382	382	8	454		454
Other	2,121	2,121	12,910	2,252	43,766	46,018
Subtotal holdings for trading or financial intermediation		1,114,043	280,775	15,592	69,900	85,492

Unlisted government securities
- Local
Argentine Government bonds in Argentine pesos at private Badlar + 3,50 - Maturity: 2013		44,541	51,864	44,541		44,541
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		19,160		19,160		19,160
Federal government bonds in pesos at variable rate - Maturity: 2013		9,738	10,385	9,738		9,738
Consolidation bonds in pesos – Second series at 2%		199		199		199
Other		7		7		7
Subtotal unlisted government securities		73,645	62,249	73,645		73,645

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009		12/31/2008		12/31/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09			425,963
Subtotal Central Bank of Argentina Bills – Under repo transactions			425,963

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 04-28-10	196,021	196,021		196,021		196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		196,021		196,021		196,021

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio

Central Bank of Argentina Internal bills in pesos – Maturity: 05-19-10		733,492		733,492		733,492
Central Bank of Argentina Internal bills in pesos – Maturity: 03-10-10		535,929		535,929		535,929
Central Bank of Argentina Internal bills in pesos – Maturity: 01-27-10		297,480		297,480		297,480
Central Bank of Argentina Internal bills in pesos – Maturity: 04-14-10		193,187		193,187		193,187
Central Bank of Argentina Internal bills in pesos – Maturity: 04-07-10		193,084		193,084		193,084
Central Bank of Argentina Internal bills in pesos – Maturity: 01-13-10		99,532		99,532		99,532
Central Bank of Argentina Internal bills in pesos – Maturity: 02-10-10		98,528		98,528		98,528
Central Bank of Argentina Internal bills in pesos – Maturity: 05-05-10		95,608		95,608		95,608
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		2,246,840		2,246,840		2,246,840

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	34,200	34,200	34,011	34,200		34,200
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	23,101	23,101	53,423	23,101		23,101
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	7,728	7,728	7,823	7,728		7,728
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10	3,435	3,435	3,442	3,435		3,435
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-25-09			308,070
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			93,633
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			42,158
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			10,252

Subtotal Central Bank of Argentina notes - Listed - Own portfolio		68,464	552,812	68,464		68,464

Subtotal Instruments issued by the Central Bank of Argentina		2,511,325	978,775	2,511,325		2,511,325

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009		12/31/2008	12/31/2009
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,511,325	978,775	2,511,325		2,511,325

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10				467,469		467,469
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10				123,792		123,792
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-06-09			155,180
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			120,578
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			100,220
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			72,905
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-25-09			39,884
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-25-09			25,672

Subtotal Central Bank of Argentina Notes – Under repo transactions			514,439	591,261		591,261

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-05-10		513,459		513,459		513,459
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 04-21-10		449,873		449,873		449,873
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-13-10		360,842		360,842		360,842
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 02-17-10		274,332		274,332		274,332
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 04-21-10		251,148		251,148		251,148
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-20-10		204,745	214,860	204,745		204,745
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-25-09			385,958
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-27-09			311,579
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 01-07-09			257,567
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-15-09			212,251
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-06-09			157,782
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 07-29-09			157,657
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 05-13-09			156,981
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 02-11-09			155,073
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-04-09			102,244
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-18-09			101,374
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 06-24-09			81,002
Central Bank of Argentina internal notes in pesos with variable (BADLAR rate) – Maturity: 03-11-09			50,840

Subtotal Central Bank of Argentina notes - Unlisted - Own portfolio		2,054,399	2,345,168	2,054,399		2,054,399
Total Instruments issued by the Central Bank of Argentina		4,565,724	3,838,382	5,156,985		5,156,985
Total Government securities		6,412,783	4,629,711	6,143,506	69,900	6,213,406

Total government and private Securities (2)		6,412,783	4,629,711	6,143,506	69,900	6,213,406

(1) Position without options as of December 31, 2009, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement related or not to repurchase agreements”, less “deposits” and  "spot and forward sales pending settlement related or not to repurchased agreements". For the securities the book values of which differ from the market value, the latter is considered for the purposes of the calculation described above.
(2)  As of December 31, 2009, and  2008 the Bank booked allowances for impairment in value amounting to 44 and 27, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008

COMMERCIAL

In normal situation	5,045,066	5,749,713
With Senior “A” guarantees and counter-guarantees	215,706	111,047
With Senior “B” guarantees and counter-guarantees	635,715	598,811
Without Senior guarantees or counter-guarantees	4,193,645	5,039,855

Subject to special monitoring	114,424	11,637
In observation
With Senior “B” guarantees and counter-guarantees	5,805	4,555
Without Senior guarantees or counter-guarantees	104,281	7,082
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees	3,932
Without Senior guarantees or counter-guarantees	406

Troubled	50,101	12,440
With Senior “B” guarantees and counter-guarantees	7,446	9,020
Without Senior guarantees or counter-guarantees	42,655	3,420

With high risk of insolvency	54,398	70,955
With Senior “A” guarantees and counter-guarantees	561
With Senior “B” guarantees and counter-guarantees	8,168	5,844
Without Senior guarantees or counter-guarantees	45,669	65,111

Irrecoverable	12,744	23,027
With Senior “B” guarantees and counter-guarantees	2,429	5,608
Without Senior guarantees or counter-guarantees	10,315	17,419

Subtotal Commercial	5,276,733	5,867,772

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008

CONSUMER

Performing	5,646,031	5,312,761
With Senior “A” guarantees and counter-guarantees	27,802	20,364
With Senior “B” guarantees and counter-guarantees	694,309	784,235
Without Senior guarantees or counter-guarantees	4,923,920	4,508,162

Low risk	92,514	105,087
With Senior “A” guarantees and counter-guarantees	23	93
With Senior “B” guarantees and counter-guarantees	11,912	10,927
Without Senior guarantees or counter-guarantees	80,579	94,067

Medium risk	81,561	76,357
With Senior “A” guarantees and counter-guarantees		37
With Senior “B” guarantees and counter-guarantees	12,836	5,945
Without Senior guarantees or counter-guarantees	68,725	70,375

High risk	125,204	95,172
With Senior “A” guarantees and counter-guarantees	191
With Senior “B” guarantees and counter-guarantees	11,505	7,569
Without Senior guarantees or counter-guarantees	113,508	87,603

Irrecoverable	46,061	28,306
With Senior “B” guarantees and counter-guarantees	9,477	5,486
Without Senior guarantees or counter-guarantees	36,584	22,820

Irrecoverable according to Central Bank's rules	342	1,366
With Senior “A” guarantees and counter-guarantees	2	1
With Senior “B” guarantees and counter-guarantees		309
Without Senior guarantees or counter-guarantees	340	1,056

Subtotal Consumer	5,991,713	5,619,049
Total	11,268,446	11,486,821

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,536,292	13.63	2,250,472	19.59
50 next largest customers	1,656,436	14.70	1,529,113	13.31
100 next largest customers	898,944	7.98	863,229	7.51
Other customers	7,176,774	63.69	6,844,007	59.59

Total	11,268,446	100.00	11,486,821	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	2	8,690	2,316	32,429	232	5,889	190,231	239,789

Financial sector	3,105	51,121	31,827	89	15,223	20,844	5,394	127,603

Non-financial private sector and foreign residents	249,435	2,824,795	1,307,155	1,385,885	1,391,835	1,600,330	2,141,619	10,901,054

Total	252,542	2,884,606	1,341,298	1,418,403	1,407,290	1,627,063	2,337,244	11,268,446

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2009					12/31/2008	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	182,755	137,741	Financial institution	31-12-09	43,960	203,215	50,054
Macro Securities S.A. Sociedad de Bolsa (1)	Common	1	1	12,776,680	28,374	17,477	Brokerage house	31-12-09	12,886	28,678	13,759
Sud Inversiones & Análisis S.A. (1)	Common	1	1	6,475,143	14,509	12,376	Services	31-12-09	6,567	14,239	3,445
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,503	1,180	Mutual funds management	31-12-09	1,713	7,898	5,843
Grupo Bisel Administradora de Inversiones S.G.F.C.I.S.A.						199
Foreign
Macro Bank Limited	Common	1	1	9,816,899	164,576	99,973	Financial institution	31-12-09	9,817	164,576	64,603
Subtotal subsidiaries					391,717	268,946

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/08	23,599	52,838	9,984
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12/31/08	7,200	8,147	(407)
Visa Argentina S.A.	Common	1	1	953,178	862	854	Business services	05/31/09	1	152,041	99,275
C.O.E.L.S.A.	Common	1	1	70,650	119	105	Financial Services	12/31/08	1,000	1,832	72
A.C.H. S.A.	Common	1	1	110,500	196	197	Electronic information services	12/31/08	650	1,971	147
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	119	143	Electronic information services	12/31/08	242	12,041	1,229
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/08	250	5,877	(372)
Argentina Clearing S.A.	Common	1,380	1	30	31	31	Services	07/31/08	5,658	15,317	5,698
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/08	8,831	210,726	(4,750)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	299	272	Financial institution	12/31/08	966,967	1,983,543	190,364
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	220	200	Financial institution	12/31/08	966,967	1,983,543	190,364
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	11	Financial institution	12/31/08	966,967	1,983,543	190,364
Subtotal non-subsidiaries					5,002	4,957

Total in financial institutions, supplementary and authorized activities					396,719	273,903

In other companies
- Non-subsidiaries
In Argentina
Other					1,316	1,258
Foreign
SWIFT S.A.	Common	1	1	3	19	17	Services	12/31/08	613,365	1,260,492	118,850
Total in other companies					1,335	1,275
Total (1)					398,054	275,178

(1) As of December 31, 2009 and 2008, the Bank  the Bank booked allowances for impairment in value amounting for 747 and 247, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Net book value at beginning of fiscal year	Additions	Transfers	Retirements	Years of useful life	Amount	Net book value at end of the fiscal year

Bank premises and equipment
Buildings	250,953	4,892	22,206	1,923	50	9,176	266,952
Furniture and facilities	27,949	7,836	262	22	10	5,009	31,016
Machinery and equipment	92,067	18,070	447	7	5	29,875	80,702
Vehicles	23,636	1,817	72	733	5	6,817	17,975
Other	263	491	(709)		5	45

Total	394,868	33,106	22,278	2,685		50,922	396,645

Other assets
Works in progress	22,330	17,591	(24,105)	728			15,088
Works of art	1,189	6					1,195
Prepayments for the purchase of assets	365	1,189	(219)				1,335
Foreclosed assets	23,458	1,127	324	6,692	50	401	17,816
Leased buildings	6,011		(990)	1,194	50	104	3,723
Stationery and office supplies	4,709	16,756		18,695			2,770
Other assets	77,469	29,734	2,712	37,890	50	1,078	70,947

Total	135,531	66,403	(22,278)	65,199		1,583	112,874

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Net book value at			Amortization for the fiscal year		Net book value at end
Item	beginning of fiscal year	Additions	Retirements	Years of useful life	Amount	of the fiscal year

Goodwill (1)	63,477			10	8,432	55,045

Organization and development costs (2)	123,183	72,043	457	5	47,201	147,568

Total	186,660	72,043	457		55,633	202,613

(1)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucuman S.A. and former Nuevo Banco Bisel S.A. acquisitions.

(2)
This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009		12/31/2008
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,827,065	17.10	3,455,957	23.68
50 next largest customers	1,657,156	10.02	1,507,557	10.33
100 next largest customers	1,004,916	6.08	752,307	5.15
Other customers	11,047,515	66.80	8,879,188	60.84

Total	16,536,652	100.00	14,595,009	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	11,830,462	2,572,340	1,205,877	799,435	128,485	53	16,536,652

Other liabilities from financial intermediation

Central Bank of Argentina	1,315					534	1,849
Banks and International Institutions	199,733	14,532	12,949				227,214
Non-subordinated corporate bonds		14,307	1,412			601,016	616,735
Financing received from Argentine financial institutions	145,476	584	1,050	2,101	4,202	37,815	191,228
Other	561,753	773	796	1,815	2,842	77,603	645,582

	908,277	30,196	16,207	3,916	7,044	716,968	1,682,608

Subordinated corporate bonds		489	2,005	474		569,505	572,473

Total	12,738,739	2,603,025	1,224,089	803,825	135,529	1,286,526	18,791,733

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Write off	Reversals	Fiscal year

ALLOWANCES
Government and private securities
For impairment in value	27	28		11	44
Loans
For uncollectibility risk and impairment in value	407,682	176,235	165,463	2,221	416,233
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	228,021	3,828	1,194		230,655
Assets subject to financial leases
For uncollectibility risk	5,063	41	2	1,788	3,314
Investments in other companies
For impairment in value	247	516		16	747
Other receivables
For uncollectibility risk	15,811	2,473	2,421	1,914	13,949

Total allowances	656,851	183,121	169,080	5,950	664,942

PROVISIONS
Contingent commitments	1,523	24		581	966
For negative goodwill	483				483
For other contingencies	61,146	15,277	10,807	2,069	63,547
Difference from court deposits dollarization	8,606	809			9,415

Total liabilities	71,758	16,110	10,807	2,650	74,411

(1)   See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	583,249,498	1	583,249	583,249

Total	594,485,168		594,485	594,485

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009										12/31/2008
	Total Parent company and	Total per currency
	Argentine	US dollar	Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items	Branches		sterling	franc	krone	dollar	Yen	krone	krone	Euro	Total

ASSETS
Cash	2,021,681	2,004,398	624	519	60	94	224	15	69	15,678	1,010,144
Government and private securities	1,162,697	1,162,697									372,713
Loans	1,825,296	1,825,296									2,092,540
Other receivables from financial intermediation	1,154,897	1,154,163		734							311,575
Assets subject to financial leases	72,334	72,334									69,219
Investments in other companies	165,126	165,126									100,473
Other receivables	28,816	28,816									56,019
Items pending allocation	210	210									743

Total	6,431,057	6,413,040	624	1,253	60	94	224	15	69	15,678	4,013,426

LIABILITIES
Deposits	2,926,410	2,926,410									2,101,481
Other liabilities from financial intermediation	1,845,306	1,838,294	23	862		18			6	6,103	874,339
Other liabilities	3,233	3,233									3,110
Subordinated corporate bonds	571,510	571,510									519,879
Items pending allocation	2	2									3

Total	5,346,461	5,339,449	23	862		18			6	6,103	3,498,812

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	780,318	770,241								10,077	550,630
Control	983,670	956,929	106	2						26,633	948,517
Derivatives	41,917	41,917									39,422
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	337,795	306,208								31,587	148,526
Derivatives	22,030	22,030

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008

Item	Total (1)	Total (1)

Loans
Overdrafts	1,374	1,433
Without Senior guarantees or counter-guarantees	1,374	1,433
Documents	1,092	634
Without Senior guarantees or counter-guarantees	1,092	634
Mortgage and pledged	1,148
With Senior “B” guarantees and counter-guarantees	1,105
Without Senior guarantees or counter-guarantees	43
Personal loans		455
Without Senior guarantees or counter-guarantees		455
Credit cards	7,487	7,750
Without Senior guarantees or counter-guarantees	7,487	7,750
Other	1,184	27,046
Without Senior guarantees or counter-guarantees	1,184	27,046

Total loans	12,285	37,318

Other receivables from financial intermediation	6,003	211

Assets subject to financial leases and other	2,143	555

Contingent Commitments	45,356	2,707

Investments in other companies	392,340	269,502

Total	458,127	310,293

Allowances / Provisions	313	235

(1) As of December 31, 2009, and 2008 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted monthly
	Purpose of the				weighted	weighted	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	37		69,900

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	13	6		47,259

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,637,479

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	5	2		221,227

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	7	2		440,384

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	8	3	238	74,489

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - financial sector	12	2	345	11,550

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	105	90	41,917

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	50	46	30	116,000

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)
ASSETS

A. CASH
Cash on hand	1,304,922	1,008,136
Due from banks and correspondents
Central Bank of Argentina	2,910,020	2,059,057
Local Other	11,454	9,225
Foreign	789,559	447,263
Other	237	216
	5,016,192	3,523,897

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings in investment accounts	659,371	448,305
Holdings for trading or financial intermediation	1,511,071	344,467
Unlisted government securities	79,449	69,958
Instruments issued by the Central Bank of Argentina	4,650,421	3,838,911
Investments in listed private securities	80,876	77,685
less: Allowances (Note 3.)	(44)	(27)
	6,981,144	4,779,299

C. LOANS
To the non-financial government sector	206,484	744,507
To the financial sector
Interfinancing - (granted call)	50,000	42,030
Other financing to Argentine financial institutions	40,442	37,836
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	474	557
To the non-financial private sector and foreign residents
Overdrafts	1,436,292	1,556,433
Documents	1,412,551	1,348,585
Mortgage loans	746,762	738,592
Pledged loans	262,508	339,895
Personal loans	4,006,592	3,806,442
Credit cards	950,098	869,101
Other	2,271,756	2,071,927
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	182,168	195,026
less: Unposted payments	(29)	(29)
less: Unearned discount	(21,246)	(32,596)
less: Allowances (Note 3.)	(448,045)	(438,348)
	11,096,807	11,279,958

(1)   See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2009	12/31/2008 (1)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,284,709	412,305
	Amounts receivable from spot and forward sales pending settlement	37,042	494,737
	Securities and foreign currency receivable from spot and forward purchases pending settlement	536,560	54,282
	Unlisted corporate bonds	80,746	53,389
	Receivables from forward transactions without delivery of underlying asset	5,295	109
	Other receivables not covered by debtors classification standards	598,224	597,319
	Other receivables covered by debtors classification standards	69,296	70,512
	less: Allowances (Note 3.)	(231,219)	(228,588)
		2,380,653	1,454,065

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases	250,239	360,781
	less: Allowances (Note 3.)	(3,649)	(5,391)
		246,590	355,390

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	531	483
	Other	10,925	15,561
	less: Allowances (Note 3.)	(1,497)	(247)
		9,959	15,797

G.	OTHER RECEIVABLES
	Receivables from sale of assets	12,231	43,358
	Minimum presumed income tax - Tax Credit	10,280	25,767
	Other	357,483	196,000
	Accrued interest and adjustments receivable on receivables from sale of assets	481	2,502
	less: Allowances (Note 3.)	(13,980)	(15,838)
		366,495	251,789

H.	BANK PREMISES AND EQUIPMENT, NET	433,625	430,842

I.	OTHER ASSETS	114,342	137,357

J.	INTANGIBLE ASSETS
	Goodwill	55,045	63,477
	Organization and development costs	155,529	135,069
		210,574	198,546

K.	ITEMS PENDING ALLOCATION	2,857	3,332

TOTAL ASSETS		26,859,238	22,430,272

(1)   See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2009	12/31/2008 (1)
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	3,613,924	3,937,961
	From the financial sector	14,052	22,438
	From the non-financial private sector and foreign residents
	Checking accounts	3,275,826	2,581,060
	Savings accounts	3,445,577	2,716,913
	Time deposits	7,711,471	6,031,882
	Investment accounts	52,286	155,936
	Other	416,503	321,020
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	63,227	61,147
		18,592,866	15,828,357

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	1,897	302,760
	Banks and International Institutions	219,743	224,968
	Non-subordinated Corporate Bonds	601,016	708,354
	Amounts payable for spot and forward purchases pending settlement	492,183	68,499
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,076,047	679,495
	Put options sold premiums	80
	Financing received from Argentine financial institutions
	Interfinancing (received call)	145,000	25,000
	Other financing received from Argentine financial Institutions	18,957	24,139
	Accrued interest payables	78	16
	Receivables from forward transactions without delivery of underlying asset		5,949
	Other	732,686	625,981
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	50,383	49,783
		3,338,070	2,714,944

N.	OTHER LIABILITIES
	Fees	624	676
	Other	883,458	442,026
		884,082	442,702

O.	PROVISIONS (Note 3.)	88,275	83,004

P.	SUBORDINATED CORPORATE BONDS	572,473	521,681

Q.	ITEMS PENDING ALLOCATION	3,987	2,105

	MINORITY INTERESTS IN SUBSIDIARIES	20,684	15,568

	TOTAL LIABILITIES	23,500,437	19,608,361

	SHAREHOLDERS' EQUITY	3,358,801	2,821,911

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		26,859,238	22,430,272

(1)   See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	12,204,355	13,368,350

Contingent	4,430,261	3,669,663
Guarantees received	3,963,188	3,295,985
Other not covered by debtors classification standards	359	346
Contingent debit-balance contra accounts	466,714	373,332
Control	6,152,834	5,435,013
Receivables classified as irrecoverable	797,220	774,299
Other	5,094,428	4,401,411
Control debit-balance contra accounts	261,186	259,303
Derivatives	1,033,601	3,598,362
Notional value of put options taken	25,229	24,349
Notional value of forward transactions without delivery of underlying asset	461,234	2,219,777
Interest rate swap	157,917	39,422
Derivatives debit-balance contra accounts	389,221	1,314,814
Trust activity	587,659	665,312
Trust funds	587,659	665,312

CREDIT-BALANCE ACCOUNTS	12,204,355	13,368,350

Contingent	4,430,261	3,669,663
Guarantees provided to the Central Bank of Argentina		141,353
Other guarantees provided covered by debtors classification standards	85,213	84,136
Other guarantees provided not covered by debtors classification standards	130,826	57,758
Other covered by debtors classification standards	250,675	90,085
Contingent credit-balance contra accounts	3,963,547	3,296,331
Control	6,152,834	5,435,013
Checks to be credited	261,186	259,303
Control credit-balance contra accounts	5,891,648	5,175,710
Derivatives	1,033,601	3,598,362
Notional value of put options taken	32,905
Notional value of put options sold	69,900	99,826
Notional value of forward transactions without delivery of underlying asset	286,416	1,214,988
Derivatives credit-balance contra account	644,380	2,283,548
Trust activity	587,659	665,312
Trust activity credit-balance contra accounts	587,659	665,312

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2009	12/31/2008

A.	FINANCIAL INCOME
	Interest on cash and due from banks	363	7,010
	Interest on loans to the financial sector	7,491	15,584
	Interest on overdrafts	340,275	357,215
	Interest on documents	195,069	184,852
	Interest on mortgage loans	104,016	97,057
	Interest on pledged loans	55,081	64,499
	Interest on credit card loans	183,369	117,952
	Interest on other loans	1,243,788	1,032,837
	Interest on other receivables from financial intermediation	74	14,416
	Income from government and private securities, net	1,370,981	641,299
	Income from guaranteed loans - Presidential Decree No. 1,387/01	7,232	37,043
	Net income from options		261
	CER (Benchmark Stabilization Coefficient) adjustment	18,652	70,477
	CVS (Salary Variation Coefficient) adjustment	728	818
	Difference in quoted prices of gold and foreign currency	133,731	143,094
	Other	199,602	245,446
		3,860,452	3,029,860

B.	FINANCIAL EXPENSE
	Interest on checking accounts	16,423	17,708
	Interest on savings accounts	17,094	14,534
	Interest on time deposits	1,146,013	933,881
	Interest on interfinancing received loans (received call)	2,679	3,909
	Interest on other financing from Financial Institutions	62	28
	Interest on other liabilities from financial intermediation	81,510	91,083
	Interest on subordinated bonds	54,874	47,523
	Other interest	2,692	8,762
	Net income from options	1
	CER adjustment	4,341	32,946
	Contribution to Deposit Guarantee Fund	30,038	25,945
	Other	155,880	165,743
		1,511,607	1,342,062

	GROSS INTERMEDIATION MARGIN - GAIN	2,348,845	1,687,798

C.	PROVISION FOR LOAN LOSSES	197,512	297,606

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	60,741	63,669
	Related to deposits	669,668	587,426
	Other commissions	29,032	23,528
	Other	290,834	217,077
		1,050,275	891,700

(1)  See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2009	12/31/2008

E.	SERVICE-CHARGE EXPENSE
	Commissions	61,620	57,077
	Other	164,979	115,324
		226,599	172,401

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	966,963	798,236
	Directors' and statutory auditors' fees	36,413	26,941
	Other professional fees	65,533	55,012
	Advertising and publicity	46,861	53,178
	Taxes	79,784	70,994
	Depreciation of equipment	53,993	50,543
	Amortization of organization costs	33,317	25,557
	Other operating expenses	216,128	170,926
	Other	23,428	18,615
		1,522,420	1,270,002

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,452,589	839,489

G.	OTHER INCOME
	Income from long-term investments	7,618	25,847
	Penalty interest	23,884	14,982
	Recovered loans and allowances reversed	46,921	94,490
	CER adjustments	74	95
	Others	43,480	53,036
		121,977	188,450

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	20	181
	Charges for other receivables uncollectibility and other allowances	21,275	37,242
	Amortization of differences from deposits dollarization	20,633	29,509
	Depreciation and loss of other assets	6,847	2,151
	Goodwill amortization	8,432	8,439
	Other	101,087	25,806
		158,294	103,328

	MINORITY INTEREST IN SUBSIDIARIES	(5,092)	(3,354)

	NET INCOME BEFORE INCOME TAX - GAIN	1,411,180	921,257

I.	INCOME TAX	659,250	261,207

	NET INCOME FOR THE FISCAL YEAR - GAIN	751,930	660,050

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	3,523,897	3,117,426
Cash at end of the fiscal year	5,396,063	3,523,897
Net Increase in cash	1,872,166	406,471

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(516,662)	80,038
Loans
To the financial sector	(2,801)	95,190
To the non-financial government sector	58,098	66,026
To the non-financial private sector and foreign residents	1,630,838	236,273
Other receivables from financial intermediation	(228,120)	(53,947)
Assets subject to financial leases	170,624	85,202
Deposits
From the financial sector	(8,386)	10,705
From the non-financial government sector	(532,281)	1,981,008
From the non-financial private sector and foreign residents	2,083,281	(668,310)
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	117,083	(866)
Others (except liabilities included under financing activities)	475,800	(91,712)
Collections related to service-charge income	1,043,723	882,354
Payments related to service-charge expenses	(220,860)	(168,091)
Administrative expenses paid	(1,405,088)	(1,120,663)
Payment of organization and development costs	(44,144)	(45,258)
Net collections from penalty interest	23,874	14,801
Differences from payments related to court orders	(30,327)	(16,733)
Collections of dividends from other companies	6,397	26,939
Other payments related to other income and losses	(25,351)	(12,831)
(Net payments)/collections from other operating activities	(38,934)	6,636
Payment of income tax / minimum presumed income tax	(350,396)	(81,967)
Net cash flows generated in operating activities	2,206,368	1,224,794

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008
Investing activities
Net payments for bank premises and equipment	(34,329)	(72,819)
(Net payments)/collections for other assets	(1,080)	23,731
Payments from purchases of investments in other companies		(635)
Collections from sales of investments in other companies	150	922
(Other payments)/collections for investing activities	(8,138)	5,032
Net cash flows used in investing activities	(43,397)	(43,769)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(108,424)	(133,211)
Central Bank of Argentina:
Other	(76,814)	(79,206)
Banks and International Institutions	(22,318)	47,204
Subordinated corporate bonds	(56,225)	(18,397)
Financing received from Argentine financial institutions	(5,171)	(63,489)
Dividend payment	(148,350)	(171,004)
Other payments from financing activities
Own shares reacquired	(56,665)	(380,164)
Net cash flows used in financing activities	(473,967)	(798,267)

Financial income and holding gains on cash and cash equivalents	183,162	23,713

Net increase in cash	1,872,166	406,471

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)

COMMERCIAL

In normal situation	5,326,903	5,989,222
With Senior “A” guarantees and counter-guarantees	227,375	149,011
With Senior “B” guarantees and counter-guarantees	677,310	620,553
Without Senior guarantees or counter-guarantees	4,422,218	5,219,658

Subject to special monitoring	114,424	11,637
In observation
With Senior “B” guarantees and counter-guarantees	5,805	4,555
Without Senior guarantees or counter-guarantees	104,281	7,082
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees	3,932
Without Senior guarantees or counter-guarantees	406

Troubled	51,007	13,022
With Senior “B” guarantees and counter-guarantees	7,872	9,452
Without Senior guarantees or counter-guarantees	43,135	3,570

With high risk of insolvency	54,763	70,955
With Senior “A” guarantees and counter-guarantees	561
With Senior “B” guarantees and counter-guarantees	8,504	5,844
Without Senior guarantees or counter-guarantees	45,698	65,111

Irrecoverable	12,744	23,027
With Senior “B” guarantees and counter-guarantees	2,429	5,608
Without Senior guarantees or counter-guarantees	10,315	17,419

Subtotal Commercial	5,559,841	6,107,863

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009	12/31/2008 (1)

CONSUMER

Performing	6,355,377	5,983,813
With Senior “A” guarantees and counter-guarantees	28,392	21,426
With Senior “B” guarantees and counter-guarantees	719,501	811,788
Without Senior guarantees or counter-guarantees	5,607,484	5,150,599

Low risk	99,822	112,347
With Senior “A” guarantees and counter-guarantees	23	93
With Senior “B” guarantees and counter-guarantees	12,143	11,151
Without Senior guarantees or counter-guarantees	87,656	101,103

Medium risk	89,545	83,053
With Senior “A” guarantees and counter-guarantees		37
With Senior “B” guarantees and counter-guarantees	12,836	6,338
Without Senior guarantees or counter-guarantees	76,709	76,678

High risk	140,838	105,485
With Senior “A” guarantees and counter-guarantees	191
With Senior “B” guarantees and counter-guarantees	11,513	7,633
Without Senior guarantees or counter-guarantees	129,134	97,852

Irrecoverable	47,906	29,073
With Senior “B” guarantees and counter-guarantees	9,758	5,486
Without Senior guarantees or counter-guarantees	38,148	23,587

Irrecoverable according to Central Bank's rules	404	1,435
With Senior “A” guarantees and counter-guarantees	2	1
With Senior “B” guarantees and counter-guarantees		309
Without Senior guarantees or counter-guarantees	402	1,125

Subtotal Consumer	6,733,892	6,315,206
Total	12,293,733	12,423,069

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets and the statements of income and cash flows as of December 31, 2009, and 2008, with the financial statements of the subsidiaries listed in point 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of December 31, 2008, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2009):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (b) y (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 817).

(b)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro S.A comes, mainly, from Sud Inversiones & Análisis S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to BCRA rules.  Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of December 31, 2009 and 2008.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income as of December 31, 2009, and 2008, were converted into pesos, as of such dates according to the method described in a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for fiscal year (difference between retained earnings at beginning of period and retained earnings at fiscal year) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of December 31, 2009, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	257,409	977,304

Liabilities	214,062	812,728

Shareholders’ equity	43,347	164,576

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of December 31, 2009:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. consolidated

Assets	24,630,733	1,710,162	977,304	83,114	542,071	26,859,242

Liabilities	21,271,932	1,506,947	812,728	39,784	130,950	23,500,441

Shareholders’ equity	3,358,801	203,215	164,576	43,330	411,121	3,358,801

Income (loss)	751,930	50,054	64,603	16,645	131,302	751,930

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.
(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

1.5.	Statement of cash flows

The Bank and its subsidiaries consider “cash and cash equivalents” to be the Cash and Government and private securities accounts which mature less than 90 days as from their date of acquisition. As of December 31, 2009, such securities total 379,871, while as of December 31, 2009, the Bank did not record securities under this condition.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of December 31, 2009, and 2008, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 25,006 and 24,235, respectively.

b)	Other receivables

As of December 31, 2009, and 2008, this includes other receivables in the amount of 2,178 and 789, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

2.2.	Macro Securities S.A. Sociedad de Bolsa:

a)	Government securities

As of December 31, 2008, the investment in Mercado de Valores de Buenos Aires S.A. includes an amount of 2,087 resulting from a stock exchange-regulated repurchase agreement executed on December 26, 2008, expiring on January 2, 2009, whereby Argentine government bonds in US dollars maturing in 2012 were paid, for a residual value of 1,250, which as of December 31, 2008, were secured on such market. As of December 31, 2009, after several renewals, the transaction was settled.

b)	Other receivables from financial intermediation

As of December 31, 2008, this includes 1,141

c)	Interests in other companies

c.1)
As of December 31, 2009, and 2008, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,205, and 2,235, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702. This system enables the payment of the abovementioned taxes to be deferred up to the fifth year after the launch of the project (in this case, 2007), while it sets forth that the investment must be kept in assets for a period of at least five years as from January 1 of the year following the year in which the investment was made (in this case 2003).

c.2)	As of December 31, 2009, and 2008, this includes other investments in other companies in the amount of 1,453.

2.3.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of December 31, 2008, it has an equity interest in the Risk Fund of Puente Hnos. S.G.R. for 3,986, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007.

On August 12, 2009, Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. requested the reimbursement of the contribution made to the risk fund. In this regard, on October 20, 2009, Puente Hnos. S.G.R. reimbursed 4,000, net of the contingent risk fund of 142, which will be reimbursed as such assets are recovered.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

3.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2009:

	Balances at		Decreases
Item	beginning of year	Increases	Write off	Reversals	Balances at year-end

Allowances

For government and private securities	27	28		11	44

For loans	438,348	187,648	175,355	2,596	448,045

For other receivables from financial intermediation	228,588	4,202	1,503	68	231,219

For assets subject to financial lease	5,391	138	2	1,878	3,649

For investments in other companies	247	1,266		16	1,497

For other receivables	15,838	2,477	2,421	1,914	13,980

Total	688,439	195,759	179,281	6,483	698,434

Provisions

For contingent commitments	1,523	24		581	966

For negative goodwill	483				483

For other contingencies	62,765	17,114	10,963	2,069	66,847

Difference from court deposits dollarization	18,233	1,746			19,979

Total	83,004	18,884	10,963	2,650	88,275

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

4.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in gross absolute values of transactions effective as of December 31, 2009 and 2008, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	12/31/2009	12/31/2008

Futures / Foreign currency	661,610	3,184,624

Repo transactions	1,581,008	629,543

Forwards / Foreign currency	86,039	250,141

Options / Boden coupons	69,900	99,826

Swap / Other	157,917	39,422

Options / Other	47,259

Options / Foreign currency	10,875

Options / Private securities		24,349

In addition, positions of transactions effective as of December 31, 2009, and 2008, are as follows:

Transaction	12/31/2009	12/31/2008

Net liability position of repurchase agreements	(539,658)	(629,543)

Net asset position of forward foreign-currency transactions without delivery of underlying asset	174,818	1,004,789

Position of put options sold on Boden 2012 and 2013 coupons	69,900	99,826

Interest rate swap	157,917	39,422

Position of put options purchased	25,229	24,349

Position of call options sold	32,905

5.	TRUST AGREEMENTS

In addition to the statements mentioned in note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009, AND 2008
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation (net of provisions for 190 as of December 31, 2008) recorded in their financial statements as of December 31, 2009, and 2008:

Financial trust	12/31/2009	12/31/2008

Certificates of participation:

TST & AF (a)	43,617	33,148

Other	6,136	7,981

Total certificates of participation	49,753	41,129

(a)	Fideicomiso TST & AF

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Sud Inversiones y Análisis S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of December 31, 2008, Macro Bank Limited was the beneficiary of 33% of the certificates of participation issued by the trust.

As of the date of issuance of these financial statements, Macro Bank Limited is the beneficiary of 46.67% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 50% of the trust.

As per the latest accounting information available to date, corpus assets amounted to about 173,948.

5.2.	Trusts created using financial assets transferred by the Bank

Banco del Tucuman S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 489.

5.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

As mentioned in note 15.4. to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2009, and 2008, the trusts’ assets managed amount to 413,839 and 205,436, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009		12/31/2008
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos – Maturity: 2014	347,179	222,169	3,582
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	195,288	191,384
Secured bonds under Presidential Decree No. 1,579/02	208,343	178,979	23,769
Argentine Government bonds in US dollars at 7% - Maturity: 2015	114,498	38,881	49,590
Discount bonds denominated in pesos - Maturity: 2033	19,013	18,207	22,201
Consolidation bonds in pesos – Sixth series	7,253	5,350	4,122
Federal government bonds in US dollars at LIBOR - Maturity: 2012	2,149	1,784	235,546
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	2,293	1,594	1,450
Federal government bonds in US dollars at LIBOR - Maturity: 2013	671	562	564
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	597	461	382
Consolidation bonds of social security payables in pesos – Third series at 2%			76,400
Argentine Government bonds in US dollars at 7% - Maturity: 2017			23,252
Consolidation bonds of social security payables in pesos – Fourth Series			7,447
Subtotal holdings in investment accounts		659,371	448,305

Holdings for trading or financial intermediation
- Local
Argentine Government bonds in US dollars at 7% - Maturity: 2017	1,046,220	1,046,220	1,633
Federal government bonds in US dollars at LIBOR - Maturity: 2012	52,874	52,874	96,415
Discount bonds denominated in pesos - Maturity: 2033	9,752	9,752	209,277
Consolidation bonds of social security payables in pesos – Fourth Series	7,525	7,525	1,324
Federal government bonds in pesos – Maturity: 2014	6,579	6,579
Argentine Government bonds in US dollars at 7% - Maturity: 2015	1,544	1,544	9,627
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	1,464	1,464
Secured bonds under Presidential Decree No. 1,579/02	1,433	1,433	652
Federal government bonds in pesos at BADLAR Private + 300 – Maturity: 2015	1,064	1,064
Consolidation bonds in pesos – Fourth series at 2%	599	599	1,523
Other	2,351	2,351	24,016
Subtotal local holdings for trading or financial intermediation		1,131,405	344,467

- Foreign
Treasury Bill - Maturity: 01-14-10	379,666	379,666
Subtotal foreign holdings for trading or financial intermediation		379,666

Subtotal holdings for trading or financial intermediation		1,511,071	344,467

Unlisted government securities
- Local
Federal government bonds in pesos at BADLAR Private + 3,50 – Maturity: 2013		44,541	51,864
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		19,160
Federal government bonds in pesos at variable rate - Maturity: 2013		9,738	10,385
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		3,820	5,419
Province of Tucumán bonds - First series in pesos - Maturity: 2018		1,984	2,290
Consolidation bonds in pesos – Second series at 2%		199
Other		7
Subtotal unlisted government securities		79,449	69,958

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009		12/31/2008
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 04-28-10	196,021	196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		196,021

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 04-27-11		14,652
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09			425,963
Subtotal Central Bank of Argentina Bills – Under repo transactions		14,652	425,963

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 05-19-11		733,492
Central Bank of Argentina Internal bills in pesos – Maturity: 03-10-10		535,929
Central Bank of Argentina Internal bills in pesos – Maturity: 01-27-10		297,480
Central Bank of Argentina Internal bills in pesos – Maturity: 04-14-10		193,187
Central Bank of Argentina Internal bills in pesos – Maturity: 04-07-10		193,084
Central Bank of Argentina Internal bills in pesos – Maturity: 01-13-10		99,532
Central Bank of Argentina Internal bills in pesos – Maturity: 02-10-10		98,528
Central Bank of Argentina Internal bills in pesos – Maturity: 05-05-10		95,608
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		2,246,840

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10	34,200	34,200	34,540
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10	23,101	23,101	53,423
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10	7,728	7,728	7,823
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10	3,435	3,435	3,442
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-25-09			333,742
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-11-09			166,538
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-21-09			162,736
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-11-09			10,252
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		68,464	772,496

Subtotal instruments issued by the Central Bank of Argentina		2,525,977	1,198,459

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2009 AND 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2009		12/31/2008
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,525,977	1,198,459

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-05-10		513,459
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 04-21-10		449,873
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-13-10		360,842
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-17-10		344,377
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 04-21-10		251,148
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-20-10		204,745	214,860
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-25-09			425,842
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-06-09			312,962
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-27-09			311,579
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-07-09			257,567
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-15-09			212,251
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 07-29-09			157,657
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-13-09			156,981
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-11-09			155,073
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-11-09			151,060
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-04-09			102,244
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 03-18-09			101,374
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 06-24-09			81,002
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		2,124,444	2,640,452
Total Instruments issued by the Central Bank of Argentina		4,650,421	3,838,911
Total Government securities		6,900,312	4,701,641

INVESTMENTS IN LISTED PRIVATE SECURITIES
Corporate Bonds- Telefónica	34,452	34,452	25,702
Mutual Fund - Pionero FF	16,795	16,795	3,127
Mutual Funds - Pionero Pesos	8,302	8,302	2,460
Corporate Bonds- Edenor	7,355	7,355
Mutual Funds - Pionero Renta Ahorro	6,372	6,372
Mutual Funds - Pionero Renta Dólares	4,118	4,118	554
Corporate Bonds- Panamerican	1,240	1,240
Mutual Funds - Pionero América Clase B	833	833
Credit Suisse M.M. Fund	773	773	702
Mutual Funds - Pionero Latam	392	392	880
Mutual Funds - Pionero América Clase A	243	243
Corporate Bonds - Panamerican Energy			29,279
Corporate Bonds - YPF			6,487
Geometric fund			5,954
Corporate Bonds - Pesaar			2,161
Shares - Solvay Indupa			378
Others	1	1	1
Total Investments in listed private securities		80,876	77,685
Total government and private securities (1)		6,981,188	4,779,326

(1)  As of December 31, 2009, and 2008, the Bank booked allowances for impairment in value amounting to 44 and 27 respectively.

Jorge H. Brito
Chairperson

EARNINGS DISTRIBUTION PROPOSAL
FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS	1,747,091
To legal reserve (20% of 751,930)	(150,386)
SUBTOTAL 1	1,596,705
To the reserve under Central Bank rules - Special for subordinated corporate bonds (1)	(55,527)
Adjustment (Points 2.1.1. and 2.1.2. of "Distribution of earnings") (2)	(62,763)
SUBTOTAL 2	1,478,415

DISTRIBUTABLE AMOUNT (3)	1,478,415

DISTRIBUTED EARNINGS
To cash dividends
- Outstanding common stock (Ps. 0.35 s/ 594,485)	208,070

UNDISTRIBUTED EARNINGS	1,270,345
(1)	See Note 21.b).
(2)	See Note 21.c).
(3)
Relates to the lower amount between SUBTOTAL 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2009, also considering the restrictions further described in note 21. as established by Central Bank rules regarding "Distribution of earnings".

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 24, 2010

MACRO BANK INC.

By: /s/
Name: Roberto Eilbaum
Title: Director